UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2012 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Fourth quarter and full-year 2012 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.
3.
Complementary information of Grupo Financiero Santander México, S.A.B. de C.V. for the fourth quarter of 2012, in compliance with the obligation to report transactions with derivative financial instruments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date:  February 19, 2013

Item 1

Santander

4Q.12 | Earnings Report

Santander
Santander

SANMEX

BSMX
LISTED
NYSE

4Q.12 | Earnings Report | 0

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 4Q12 Consolidated Results

III.	Analysis of 4Q12 Consolidated Results

IV.	Relevant Events

V.	Credit Ratings

VI.	4Q Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

4Q.12 | Earnings Report | 1

Grupo Financiero Santander México Reports Fourth Quarter 2012 Net Income of Ps.3,310 Million

•	Strong loan growth in commercial banking with YoY increases of 20.8% in consumer loans, 30.3% in credit cards, 76.7% in SMEs and 11.9% in mortgages

•	Prudent risk management demonstrated by an NPL ratio of 1.7% and cost of risk of 2.8%

•	Continued focus on operating efficiency, achieving a 39.5% ratio

México City – February 18, 2013, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three- and twelve-month periods ending December 31, 2012.

Comparable net income for 4Q12 was Ps.3,938 million, representing a 16.0% YoY increase. Including a non-recurring gain of Ps.4,348 million in 4Q11 from the sale of the insurance business to Zurich Financial Services Group (“Zurich”), as well as, incremental administrative and promotional expenses, an accounts receivable write-off and higher provisions in 4Q12, reported net income for the quarter was Ps.3,310 million, representing a decrease of 57.2% YoY and 21.5% on a sequential basis.

Comparable net income for FY12 increased by 31.4%, or Ps.4,124 million, to Ps.17,238 million. Including an extraordinary gain of Ps.4,822 million from the sale of the insurance business and income from this business in FY11, a Ps.1,067 million extraordinary gain in 3Q11 from the reversal of provisions to comply with CNBV (Comisión Nacional Bancaria y de Valores) regulations, and a Ps.1,731 million gain from the sale and leaseback of 220 branches in 2Q12, as well as, higher costs and provisions in 4Q12 as discussed above, reported net income for FY12 was Ps.17,822 million, a 4.6% decrease, from FY11.

Marcos Martínez, Executive Chairman and CEO, commented, "We reported a solid operating performance this quarter, balancing robust growth with strong asset quality and operational efficiency. Net interest income expanded 13% year-on year and net commissions and fees grew 34%. Continued growth in retail loans underscores the merits of our strategic focus. Performance in key business segments was strong in 2012, with year-on-year increases of 21% in consumer loans, 30% in credit cards, and 77% in loans to small and medium enterprises (“SMEs”). We achieved growth while maintaining a strong focus on prudent risk management - reflected in controlled NPL ratios and a stable cost of risk.   This, together with our efficiency-oriented culture, positions Santander México as one of the most profitable franchises in the country.”

Mr. Martínez continued, “We expect Santander México’s momentum to continue in 2013 and beyond, supported by our sharp strategic focus, our favorable view of Mexico’s political and economic landscape, and our expectations for attractive yet sensible Mexican financial system growth.”

Grupo Financiero Santander México
Highlights
	4Q12	3Q12	4Q11	YoY
Income Statement Data
Net interest income	8,811	8,582	7,811	12.8%
Fee and commission, net	3,339	3,065	2,496	33.8%
Core revenues	12,150	11,647	10,307	17.9%
Provisions for loan losses	2,948	2,535	2,041	44.4%
Administrative and promotional expenses	6,022	5,179	5,221	15.3%
Net income	3,310	4,214	7,741	-57.2%
Net income per share *	2.6	2.1	2.0	28.6%
Balance Sheet Data
Total loans	350,683	343,383	313,673	11.8%
Deposits	362,452	336,289	309,194	17.2%
Shareholders´s equity	97,827	94,793	88,479	10.6%
Key Ratios				pbs
Net interest margin	5.0%	5.0%	5.1%	(2.6)
Net loans to deposits ratio	93.6%	98.7%	97.8%	(427.1)
ROAE	19.1%	21.1%	21.9%	(273.2)
ROAA	2.3%	2.6%	2.6%	(31.7)
Efficiency ratio	39.5%	36.9%	44.2%	(469.3)
Capital ratio	14.8%	14.5%	14.8%	(5.0)
NPLs ratio	1.74%	1.61%	1.69%	4.3
Coverage ratio	190.1%	205.4%	210.5%	(2,046.1)
Operating Data				%
Branches**	1,170	1,123	1,125	4.0%
ATMs	4,946	4,840	4,689	5.5%
Customers	10,013,228	9,764,741	9,310,681	7.5%
Employees	13,385	12,766	12,395	8.0%

*	Treasury Shares and discontinued operations are not included
**	Includes Brokerage House Branches

4Q.12 | Earnings Report | 2

SUMMARY OF FOURTH QUARTER 2012 CONSOLIDATED RESULTS

Net Income

Santander México reported net income of Ps.3,310 million in 4Q12, a 57.2% YoY decrease, and 21.5% below 3Q12. Excluding the  extraordinary gain in 4Q11 from the sale of the insurance business to Zurich and the aforementioned items in 4Q12, net income would have increased 16.0% YoY.

Recurring income resulting from higher business volume is reflected in the net interest margin and net commission and fee income, which increased QoQ by 2.7% and 8.9%, respectively.

Capitalization and ROAE

Santander México’s capital ratio was 14.8% in 4Q12, in line with the figure reported in 4Q11, and higher than the 14.5% reported in 3Q12.

4Q12 ROAE was 19.1%, below reported ROAE of 21.9% and 21.1% in 4Q11 and 3Q12, respectively. Excluding the aforementioned gains in 3Q11, 4Q11 and 2Q12 as well as the aforementioned costs in 4Q12, normalized ROAE would have been 18.5% in 4Q12 and 15.3% in 4Q11, representing an increase of 320 bps.

Net Interest Income

Net interest income in 4Q12 increased YoY by 12.8%, or Ps.1,000 million, to Ps.8,811 million. On a sequential basis net interest income rose 2.7%, or Ps.229 million, from Ps.8,582 million reported in 3Q12.

Net interest margin for 4Q12 was 5.03%, increasing 5 bps from 4.98% in 3Q12 and 3 bps below 5.06% in 4Q11.

Interest income increased 10.5%, or Ps.1,351 million, reaching Ps.14,259 million in 4Q12 compared with Ps.12,908 million in 4Q11. This growth was mainly driven by higher interest income derived from our loan portfolio, which increased YoY by Ps.1,591 million.

Interest expense rose 6.9%, or Ps.351 million, reaching Ps.5,448 million in 4Q12 compared with Ps.5,097 million in 4Q11. This growth was mainly driven by the Ps.201 million increase in interest paid on our sale and repurchase agreements and in our credit instruments issued, as well as a Ps.91 million increase in interest paid on demand and term deposits as a consequence of higher volumes.

4Q.12 | Earnings Report | 3

Loan Portfolio Growth

Santander México’s total loan portfolio in 4Q12 increased YoY by 11.8%, or  Ps.37,010 million, to Ps.350,683 million, and 2.1%, or Ps.7,300 million, on a sequential basis.

In 4Q12, Santander México’s loan portfolio expanded YoY across all core products, both in terms of commercial and individual loans. Individual loans were mainly driven by consumer loans, mortgages and credit cards. Commercial loans continue to benefit from a significant YoY increase in the SME portfolio.

Asset Quality

The NPL ratio for 4Q12 stood at 1.74%, a 5  bps increase from the level reported in 4Q11 and 13 bps above 1.61% in 3Q12, reflecting Santander Mexico’s stringent credit scoring model and ongoing monitoring of the quality and growth of its loan portfolio.

NPLs as of 4Q12 increased 14.6% to Ps.6,093 million, from Ps.5,316 million reported in 4Q11. On a sequential basis, NPLs increased 10.2%.

The coverage ratio for the quarter decreased to 190.1%, from the 210.5% and 205.4% reported in 4Q11 and 3Q12, respectively. The decline in coverage ratio primarily reflects a nominal increase in non-performing loans resulting from the growth in the loan portfolio. Non-performing loans, however, increased more than the provisions for loan losses because the majority of the increase in the non-performing portfolio was driven by mortgages which are guaranteed by properties and thus require lower provisions than the consumer portfolio.

Loans to Deposit Ratio

During 4Q12, deposits accounted for 55% of the Santander Mexico’s total funding sources, and expanded 17.2% YoY and 7.8% sequentially. This deposit base provides a stable, low cost source of funding to support Santander Mexico’s continued growth.

The net loan to deposit ratio was 93.6% in 4Q12, decreasing from 97.8% in 4Q11 and from 98.7% in 3Q12.

Contribution to Net Income

As previously discussed, net income for 4Q12 was Ps.3,310 million, representing declines of 57.2% YoY and 21.5% sequentially. Excluding the net impact of the extraordinary gain in 4Q11 from the sale of the insurance business to Zurich and the aforementioned items in 4Q12, net income would have increased 16.0% YoY.

Casa de Bolsa Santander, the brokerage business, reported net income of Ps.53 million, compared with gains of Ps.35 million in 4Q11 and Ps.116 million in 3Q12.

Net income for the Holding and other subsidiaries amounted to Ps.39 million in 4Q12, a decrease from Ps.4,387 million reported in 4Q11, which includes the gain from the sale of the insurance business to Zurich. Sequentially, 4Q12 was higher than the Ps.29 million reported in 3Q12.

4Q.12 | Earnings Report | 4

Grupo Financiero Santander
Earnings Contribution by Subsidiary
Millions of Mexican Pesos
	4Q12	3Q12	4Q11	2012	2011	YoY %
Banking business1/	3,218	4,069	3,319	17,398	13,700	27.0
Brokerage	53	116	35	269	66	307.6
Holding and other subsidiaries2/	39	29	4,387	155	4,916	(96.8)
Net income attributable to Grupo Financiero Santander	3,310	4,214	7,741	17,822	18,682	(4.6)
1/ Includes Sofomes  2/ Asset management subsidiary and Holding.

4Q.12 | Earnings Report | 5

ANALYSIS OF FOURTH-QUARTER 2012 CONSOLIDATED RESULTS

Net Income

Grupo Financiero Santander México
Income Statement
Millions of Mexican Pesos				% Change				% Change
	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11

Net interest income	8,811	8,582	7,811	2.7	12.8	33,892	28,806	17.7
Provision for loan losses	(2,948)	(2,535)	(2,041)	(16.3)	(44.4)	(9,445)	(6,556)	(44.1)
Net interest income after provisions for loan losses	5,863	6,047	5,770	(3.0)	1.6	24,447	22,250	9.9
Commission and fee income, net	3,339	3,065	2,496	8.9	33.8	12,203	10,232	19.3
Gains (losses) on financial assets and liabilities	416	920	(51)	(54.8)	915.7	2,196	888	147.3
Other operating income (expenses)	192	88	299	118.2	(35.8)	2,955	1,067	176.9
Administrative and promotional expenses	(6,022)	(5,179)	(5,221)	(16.3)	(15.3)	(20,236)	(18,111)	(11.7)
Operating income	3,788	4,941	3,293	(23.3)	15.0	21,565	16,326	32.1
Equity in results of associated companies	19	18	17	5.6	11.8	73	70	4.3
Operating income before taxes	3,807	4,959	3,310	(23.2)	15.0	21,638	16,396	32.0
Current and deferred income taxes	(497)	(745)	81	33.3	(713.6)	(3,815)	(2,535)	(50.5)
Income from continuing operations	3,310	4,214	3,391	(21.5)	(2.4)	17,823	13,861	28.6
Profit from discontinued operations, net	0	0	4,348	0.0	(100.0)	0	4,822	(100.0)
Non-controlling interest	0	0	2	0.0	(100.0)	(1)	(1)	0.0
Net income	3,310	4,214	7,741	(21.5)	(57.2)	17,822	18,682	(4.6)

During 4Q12, Santander México reported net income of Ps.3,310 million, representing a 57.2% YoY decrease and a 21.5% sequential decrease. These comparisons, however, are affected by a non-recurring gain of Ps.4,348 million in 4Q11 on the sale of the insurance business to Zurich.

Net income for 4Q12 was negatively impacted by higher provisions and write-offs as follows:

•	Ps.100 million provision derived from a project finance client;

•	Ps.245 million write-off of account receivables in connection with certain guarantees subject to conditions that were not met and that had originated in mortgage loans with FOVI.

Results for the quarter were also negatively affected by the following incremental administrative and promotional expenses:

•	Ps.225 million in marketing expenses from a corporate image campaign;

•	Ps.127 million related to the opening of 15 branches during the quarter and frontloading of expenses for branch openings in 2013;

•	Ps.100 million incremental rent from the 220 branches sold and leased back;

•	Ps.60 million expenses related to the Company’s IPO; and

•	Ps.40 million from the amortization of obsolete software

Excluding these items,  4Q12 net income would have increased 16.0% YoY.

4Q.12 | Earnings Report | 6

Grupo Financiero Santander México
Net Income Adjustments
Million Pesos									% Variación			% Variación
	4T12	3T12	2T12	1T12	4T11	3T11	2T11	1T11	Interanual	2012	2011	12/11
Net income	3,310	4,214	5,285	5,013	7,742	4,123	3,366	3,452	-57.2%	17,822	18,683	-4.6%
Gain from the sale of the insurance business					4,348	184	161	129			4,822
Sale and leaseback of branches			1,731							1,731
Reversal of provisions						1,067					1,067
FOVI write-off	(245)									(245)
Corporate image campaign	(225)									(225)
Project finance provisions	(100)									(100)
IPO related expenses	(60)									(60)
Amortization of obsolete software	(40)									(40)
Branch expansion	(127)									(127)
Rent from sale and leaseback	(100)									(100)
Adjusted net income (before taxes)	4,207	4,214	3,554	5,013	3,394	2,872	3,205	3,323		16,988	6,266
Taxes	(269)		519			320				250	320
Adjusted net income	3,938	4,214	4,073	5,013	3,394	3,192	3,205	3,323	16.0%	17,238	13,114	31.4%

Net interest income for 4Q12 rose to Ps.8,811 million, representing a YoY increase of Ps.1,000 million, or 12.8%. On a sequential basis, net interest income increased Ps.229 million, or 2.7%. An increase in the Bank’s business volume and a more profitable product mix resulted in a Ps.1,591 million increase in interest income, which more than offset the Ps.201 million rise in interest paid on our sale and repurchase agreements and on our issued credit instruments.

Provisions for loan losses for the quarter rose to Ps.2,948 million, representing increases of Ps.907 million, or 44.4%, YoY and Ps.413 million, or 16.3%, on a sequential basis. Results were impacted by provision derived from a project finance client discussed above, as well as provisions resulting from a trial campaign aimed at a specific target segment.

The NPL ratio for 4Q12 stood at 1.74%, a 5 bps increase from the level reported in 4Q11 and 13 bps from 1.61% in 3Q12.

The coverage ratio for the quarter decreased to 190.1% from 210.5% and 205.4% reported in 4Q11 and 3Q12, respectively. The decline in coverage ratio primarily reflects a nominal increase in non-performing loans resulting from the growth in the loan portfolio. Non-performing loans, however, increased more than the provisions for loan losses because the majority of the increase in the non-performing portfolio was driven by mortgages which are guaranteed by properties and thus require lower provisions than the consumer portfolio.

Net commissions and fee income for 4Q12 amounted to Ps.3,339 million, a 33.8% YoY increase, or Ps.843 million, and 8.9%, or Ps.274 million, higher on a sequential basis. The sequential increase is principally due to higher commissions from credit cards and insurance, which grew 39.9% and 9.5%, respectively.

During 4Q12, Santander México reported a Ps.416 million net gain from financial assets and liabilities, compared with a Ps.51 million net loss in 4Q11 and a Ps.920 million gain in 3Q12. Net gain on financial assets and liabilities in 4Q12 is mainly explained by trading gains of Ps.1,958 million, partially offset by valuation losses of Ps.1,542 million, principally related to derivatives and debt instruments. For FY12, gains from financial assets and liabilities income increased 147.3%, or Ps.1,308 million, to Ps.2,196 million.

Other income in 4Q12 declined to Ps.192 million, from Ps.299 million in 4Q11, and increased Ps.104 million from the Ps.88 million reported in 3Q12.

Administrative and promotional expenses for 4Q12 amounted to Ps.6,022 million, Ps.801 million, or 15.3%, higher than in 4Q11 and Ps.843 million, or 16.3%, higher than in 3Q12.  The increase is mainly related to higher expenses to support business growth, as well as the items discussed above: leaseholds from the 220 branches sold and leased back, branch openings, a corporate image campaign, certain expenses in connection with the recent IPO and the amortization of obsolete software.

Operating income in 4Q12, totaled Ps.3,788 million, representing a YoY increase of Ps.495 million, or 15.0%. On a sequential basis, operating income decreased by Ps.1,153 million, or 23.3%.

4Q.12 | Earnings Report | 7

Net income for FY12 amounted to Ps.17,822 million, a decrease of 4.6%, or Ps.861, from the Ps.18,683 million obtained for FY11. Excluding extraordinary gains and the aforementioned incremental costs, net income for FY12 would have been of Ps.17,238 million, an increase of 31.4%, or Ps.4,124 million from the Ps.13,114 million registered for FY11.

These results reflect mainly the combined impact of the following increases:

▪	17.7%, or Ps.5,086 million, in net interest income from Ps.28,806 million for FY11 to Ps.33,892 million for FY12, reflecting a higher-margin product mix and the increase in the loan portfolio;

▪
19.3%, or Ps.1,971 million, in net commissions and fee income, from Ps.10,232 million for FY11 to Ps.12,203 million for FY12, principally due to increases in insurance, account management and financial advisory;

▪	147.3%, or Ps.1,308 million, in net gains from financial assets and liabilities from Ps.888 million for FY11 to Ps.2,196 million for FY12; and

▪	176.9%, or Ps.1,888 million, in other operating income from Ps.1,067 million for FY11 to Ps.2,955 million for FY12, explained by the Ps.1,731 million sale and leaseback of branches in 2Q12.

These positive results were partially offset by:

▪
Increase in provisions for loan losses of Ps.2,889 million, or 44.1%, mainly due to the growth in the loan portfolio as well as the reversal of provisions for loan losses of Ps.1,067 million in 3Q11. The increase in provisions for loan losses is mainly related to: 1) variation in the loan portfolio mix, with more weight in consumer and credit card products which require a higher level of provisions; 2) provisions derived from a project finance client; and 3) the impact from a trial campaign aimed at a specific target segment.

▪
Ps.2,125 million or 11.7% increase in administrative and promotional expenses from Ps.18,111 million in FY11 to Ps.20,236 million for FY12, mainly explained by the following increases: 13.6%, or Ps.1,044 million in personnel expenses; 24.7%, or Ps.446 million in other expenses; 28.7%, or Ps.281 million in leaseholds; and 10.4%, or Ps.170 million in technology expenses. As explained above, administrative and promotional expenses for the year also reflect higher costs incurred in 4Q12.

4Q.12 | Earnings Report | 8

Net Interest Income

Grupo Financiero Santander México
Net Interest Income
Millions of Mexican Pesos				% Change				% Change
	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11
Funds Available	577	574	702	0.5	(17.8)	2,425	2,622	(7.5)
Margin accounts	96	99	38	(3.0)	152.6	408	176	131.8
Interest from investment in securities	2,661	2,823	3,055	(5.7)	(12.9)	12,043	11,589	3.9
Loan portfolio – excluding credit cards	7,637	7,399	6,571	3.2	16.2	28,900	23,549	22.7
Credit card loan portfolio	2,321	2,141	1,787	8.4	29.9	8,264	6,590	25.4
Loan origination fees	143	151	152	(5.3)	(5.9)	625	592	5.6
Sale and repurchase agreements	824	686	603	20.1	36.7	2,723	1,562	74.3
Interest Income	14,259	13,873	12,908	0.3	10.5	55,388	46,680	18.7

Customer deposits – Demand deposits	(508)	(595)	(468)	14.6	(8.5)	(2,165)	(1,503)	(44.0)
Customer deposits – Time deposits	(1,518)	(1,386)	(1,467)	(9.5)	(3.5)	(5,630)	(5,567)	(1.1)
Credit instruments issued	(402)	(304)	(301)	(32.2)	(33.6)	(1,298)	(893)	(45.4)
Interbank loans	(242)	(256)	(183)	5.5	(32.2)	(791)	(781)	(1.3)
Sale and repurchase agreements	(2,778)	(2,750)	(2,678)	(1.0)	(3.7)	(11,612)	(9,130)	(27.2)
Interest Expense	(5,448)	(5,291)	(5,097)	(3.0)	(6.9)	(21,496)	(17,874)	(20.3)

Net Interest Income	8,811	8,582	7,811	2.7	12.8	33,892	28,806	17.7

Net interest income in 4Q12 amounted to Ps.8,811 million, representing QoQ and YoY increases of 2.7%, or Ps.229 million, and 12.8%, or Ps.1,000 million, respectively. For FY12, net interest income rose 17.7%, or Ps.5,086 million, to Ps.33,892 million, from Ps.28,806 million for FY11.

The YoY increase in net interest income for the quarter is explained by the combined effect of the Ps.1,351 million increase in interest income, from Ps.12,908 million in 4Q11 to Ps.14,259 million in 4Q12, and a Ps.351 million increase in interest expense, from Ps.5,097 million in 4Q11 to Ps.5,448 million in 4Q12. This was the result increases of Ps.39,314 million in average interest-earnings assets and 33 bpss in the average interest rate gained. Average interest-bearing liabilities rose Ps.44,431 million, representing a 4 bps increase in the average interest rate paid.

The sequential increase in net interest income resulted from the combined effect of the Ps.386 million increase in interest income, from Ps.13,873 million in 3Q12 to Ps.14,259 million in 4Q12, and a Ps.157 million increase in interest expense, from Ps.5,291 million in 3Q12 to Ps.5,448 million in 4Q12. This is explained by increases of Ps.13,638 million in average-earnings assets and 6 bpss in the average interest rate earned, combined with increases of Ps.15,329 million in interest-bearing liabilities and 1 bpss in the average interest rate paid.

The increase in net interest income in the twelve month period, resulted from the combined effect of the Ps.8,708 million increase in interest income, from Ps.46,680 million for FY11 to Ps.55,388 million for FY12, and a Ps.3,622 million increase in interest expense, from Ps.17,874 million for FY11 to Ps.21,496 million for FY12. This is explained by the Ps.110,886 million increase in average-earnings assets, together with a 7 bps decline in

4Q.12 | Earnings Report | 9

the average interest rate earned, combined with a Ps.92,968 million increase in average interest-bearing liabilities and a 5 bps increase in the average interest rate paid.

Interest Income

Interest income rose to Ps.14,259 million in 4Q12 from Ps.13,873 million in 3Q12. This is explained by the combined increases of Ps.410 million in the loan portfolio and Ps.138 million in repurchase agreements, partially offset by lower interest income on investment in securities for Ps.162 million resulting from the decline of Ps.10,297 million in the average balance of investments in securities.

4Q12 interest-earning assets increased QoQ by Ps.13,638 million, or 2.1%, mainly driven by: a Ps.10,297 million decline in investments in securities, from Ps.203,834 million in 3Q12 to Ps.195,537 million in 4Q12, which was more than offset by a 17.9% increase in repurchase agreements.

The average interest gain on interest-earning assets rose in 4Q12 to 8.42%, representing a 33 bps increase from 8.09% in 4Q11 and a 6 bps growth compared with 8.36% in 3Q12.

Interest income rose YoY by 10.5%, or Ps.1,351 million, from Ps.12,908 million in 4Q11 to Ps.14,259 million in 4Q12, principally due to the increases of Ps.1,591 million in interest income on our loan portfolio and Ps.221 million in repurchase agreements.

The breakdown of interest income for 4Q12 is as follows: loan portfolio, which is considered as the main source of recurring income, accounts for 70.8%; investment in securities 18.7%; and 10.5% in other items.

FY12 average interest-earning assets increased by 19.7%, or Ps.110,886 million, to Ps.673,177 million, compared with Ps.562,291 million for FY11. FY12 interest income increased by Ps.8,709 million, or 18.7%, to Ps.55,388 million, compared with Ps.46,680 million for FY11.

The evolution of the loan portfolio continues to show positive trends, with diversification across all segments and growth in all core businesses.

4Q.12 | Earnings Report | 10

Loan Portfolio

The total loan portfolio rose YoY by 11.8%, or Ps.37,010 million, to Ps.350,683 million in 4Q12. On a sequential basis, the total loan portfolio increased 2.1%, or Ps.7,300 million. During the quarter, Santander México continued to experience loan growth across all core segments and strategic products.

Grupo Financiero Santander México
Loan Portfolio Breakdown
Millions of Mexican Pesos	4Q12%		3Q12%		4Q11%

Commercial	175,736	50.11%	176,564	51.42%	164,394	52.41%
Government	38,709	11.04%	35,121	10.23%	33,378	10.64%
Consumer	61,603	17.57%	59,996	17.47%	49,342	15.73%
Credit cards	36,230	10.33%	34,208	9.96%	27,912	8.90%
Other consumer	25,373	7.24%	25,788	7.51%	21,430	6.83%
Mortgages	68,542	19.55%	66,172	19.27%	61,243	19.52%
Total Performing Loan	344,590	98.26%	337,853	98.39%	308,357	98.31%

Commercial	1,523	0.43%	1,402	0.41%	1,926	0.61%
Government	0	0.00%	0	0.00%	2	0.00%
Consumer	2,236	0.64%	2,053	0.60%	1,270	0.40%
Credit cards	1,071	0.31%	1,055	0.31%	724	0.23%
Other consumer	1,165	0.33%	998	0.29%	546	0.17%
Mortgages	2,334	0.67%	2,075	0.60%	2,118	0.68%
Total Non-Performing Loan	6,093	1.74%	5,530	1.61%	5,316	1.69%

Total Loan Portfolio	350,683	100.00%	343,383	100.00%	313,673	100.00%

4Q.12 | Earnings Report | 11

The Commercial Portfolio is composed of loans to business and commercial enterprises, as well as loans to government entities and financial institutions, and represents 61.6% of the total loan portfolio. Excluding loans to government, the commercial portfolio accounted for 50.5% of the total loan portfolio. As of 4Q12 commercial loans increased 8.1% YoY, principally reflecting the 76.7% and 14.2% increase in SMEs and middle market, respectively. On a sequential basis, excluding loans to government, the commercial portfolio remained stable, principally supported by the performance of SMEs during the quarter, which increased 6.9%.

The Individual Loan Portfolio, composed of mortgages, credit card and consumer loans, represents 38.4% of the total loan portfolio. Credit cards, consumer and mortgages loans represent 10.6%, 7.6%, and 20.2% of the total loan portfolio, respectively, and increased YoY by 30.3%, 20.8%, and 11.9%, respectively. Our mortgage loans strategy remains focused on targeting the middle market segment and residential.  The Individual Loan Portfolio increased 3.9% QoQ. Our strategy for consumer loans aims to support families, and loans to these clients expanded 2.9% QoQ. Credit card loans increased 5.8%, principally driven by marketing campaigns implemented during the last part of the year to encourage the use of credit cards with zero interest financing, as well as the results achieved by our commercial teams throughout our branch network and our multichannel strategy.

Interest Expense

Interest expense increased 6.9%, or Ps.351 million, to Ps.5,448 million in 4Q12, compared with Ps.5,097 million in 4Q11, principally explained by a Ps.260 million increase in interest paid on repurchase agreements, interbank loans and credit instruments issued, due to higher volume. On a sequential basis, interest expense increased Ps.157 million, mainly reflecting a higher average balance of credit instruments issued and term deposits.

For FY12 interest expense was Ps.21,496 million, a Ps.3,622 million, or 20.3% increase, compared with Ps.17,874 million  recorded for FY11.

The Ps.5,448 million in interest expenses paid in 4Q12 is broken down as follows: sale and repurchase agreements 51.0%, term deposits 27.9%, demand deposits 9.3%, credit instruments issued 7.4%, and interbank loans 4.4%.

Total deposits at the end of 4Q12 amounted to Ps.362,452 million, representing a 17.2% YoY increase. Santander México continues to implement its strategy of enhancing customer service in accordance with the needs of each segment. This strategy has resulted in an increase in demand deposits from both individuals and corporates. As of 4Q12, demand deposits reached Ps.210,915 million, increasing 18.4% YoY and 8.5% on a sequential basis. Total term deposits reached Ps.151,537 million, a 15.6% YoY increase, and 6.8% compared with 3Q12.

Interest expense on demand deposits amounted to Ps.508 million during 4Q12, representing a YoY increase of 8.5% and a sequential decline of 14.6%. The increase in 4Q12 YoY, was mainly driven by a higher average balance in demand deposits, which rose 9.1%, or Ps.12,104 million.

4Q.12 | Earnings Report | 12

Interest paid on term deposits increased 2.0% YoY to Ps.1,543 million. On a sequential basis, interest paid on term deposits increased 11.2%. The 2.0% increase compared to 4Q11 reflects average volume together with an average rate increase.

Asset Quality

Non-performing loans at the end of 4Q12 increased by Ps.777 million, or 14.6% YoY, to Ps.6,093 million, and also increased on a sequential basis by 10.2%, or Ps.563 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 25.0%, consumer loans 36.7%, and mortgages 38.3%.

The YoY increase in non-performing loans, primarily reflects growth of the loan portfolio, particularly the higher participation of consumer loans, credit cards loans, mortgage loans and SMEs products in the overall mix.  On a sequential basis, mortgages presented the highest increase in non-performing loans.

Grupo Financiero Santander México
Asset Quality
Millions of Mexican Pesos	2012	2012	2011	Change %
	4Q	3Q	4Q	QoQ	YoY
Total Loans	350,683	343,383	313,673	2.13%	11.80%
Performing Loans	344,590	337,853	308,357	1.99%	11.75%
Non-performing Loans	6,093	5,530	5,316	10.18%	14.62%

Allowance for loan losses	(11,580)	(11,360)	(11,191)	1.94%	3.48%

Non-performing loan ratio	1.74%	1.61%	1.69%	13bps	4bps
Coverage ratio	190.1	205.4	210.5	(1,537)bps	(2,046)bps

The NPL ratio for 4Q12 stood at 1.74%, a 5 bps increase from the level reported in 4Q11 and 13 bps from 1.61% in 3Q12, reflecting Santander México’s strict monitoring and portfolio quality assessment processes, which allows the adjustment of loan origination through approval policies in accordance with the performance of the loan portfolio. The coverage ratio for the quarter decreased to 190.1%, from 210.5% in 4Q11, and from 205.4% in 3Q12. The sequential decline in the coverage ratio primarily reflects a nominal increase in non-performing loans resulting from the growth of the loan portfolio. Non-performing loans, however, increased more than the provisions for loan losses because the majority of the increase in the non-performing portfolio was driven by mortgages which are guaranteed by properties and thus require lower provisions than the consumer portfolio.

4Q.12 | Earnings Report | 13

During 4Q12 allowance for loan losses amounted to Ps.2,948 million, which represented a 16.3% increase compared with 3Q12, principally generated in consumer, mortgages and credit card loan portfolios.  4Q12 allowance for loan losses were impacted by provisions derived from a project finance client and the impact from a trial campaign aimed at a specific target segment.

For FY12, allowances for loan losses increased by 44.1%, or Ps.2,889 million, to Ps.9,445 million compared with the same period last year. This increase is mainly explained by the 11.8% growth in the loan portfolio during the last twelve months, the low comparison base resulting from the reversal of provisions in 3Q11 to comply with CNBV (Comisión Nacional Bancaria y de Valores) regulations, and the higher provisions in 4Q12 discussed above.

4Q.12 | Earnings Report | 14

Commission and Fee Income (Net)

Grupo Financiero Santander México
Net Commission and Fee Income
Millions of Mexican Pesos
				% Change				% Change
Commission and fee income	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11
Credit and debit cards	1,194	1,026	903	16.4	32.2	4,010	3,333	20.3
Cash management	181	176	172	2.8	5.2	711	590	20.5
Collection and payment services	351	347	308	1.2	14.0	1,434	1,257	14.1
Investment fund management	452	461	464	(2.0)	(2.6)	1,838	1,877	(2.1)
Insurance	856	783	655	9.3	30.7	3,049	2,311	31.9
Capital markets and securities activities	153	151	137	1.3	11.7	621	548	13.3
Checks	91	86	94	5.8	(3.2)	356	382	(6.8)
Foreign trade	130	126	123	3.2	5.7	527	489	7.8
Financial advisory services	330	430	85	(23.3)	288.2	1,394	1,048	33.0
Other commissions and fees	244	197	180	23.9	35.6	833	689	20.9
Total	3,982	3,783	3,121	5.3	27.6	14,773	12,524	18.0

Commission and fee expense
Credit and debit cards	(286)	(377)	(280)	24.1	(2.1)	(1,325)	(1,003)	(32.1)
Investment fund management	(30)	(28)	(16)	(7.1)	(87.5)	(109)	(90)	(21.1)
Insurance	(23)	(22)	(28)	(4.5)	17.9	(87)	(76)	(14.5)
Capital markets and securities activities	(40)	(46)	(43)	13.0	7.0	(161)	(147)	(9.5)
Checks	(11)	(9)	(11)	(22.2)	0.0	(38)	(43)	11.6
Financial advisory services	(7)	(11)	(19)	36.4	63.2	(29)	(226)	87.2
Other commissions and fees	(246)	(225)	(228)	(9.3)	(7.9)	(821)	(707)	(16.1)
Total	(643)	(718)	(625)	10.4	(2.9)	(2,570)	(2,292)	(12.1)

Commission and Fee Income, net	3,339	3,065	2,496	8.9	33.8	12,203	10,232	19.3

In 4Q12 net commission and fee income amounted to Ps.3,339 million, representing a YoY increase of 33.8%, or Ps.843 million. This improvement principally reflects the following YoY increases: 45.7%, or Ps.285 million, in credit and debit card fees; 32.9%, or Ps.206 million, in insurance fees; and 389.4%, or Ps.257 million, in financial advisory services.

Compared to 3Q12, net commission and fee income rose 8.9%, or Ps.274 million, mainly reflecting the following sequential increases: 39.9%, or Ps.259 million, in credit card fees; and 9.5%, or Ps.72 million, in insurance fees mainly reflecting growth of “Autocompara”.

For FY12, net commission and fee income increased 19.3% YoY, or Ps.1,971 million, to Ps.12,203 million.

4Q.12 | Earnings Report | 15

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Change				% Change
	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11
Valuation
Foreign currencies	6	(110)	(115)	105.5	105.2	(75)	(36)	(108.3)
Derivatives	(993)	(9)	92	(10,933.3)	(1,179.3)	(996)	(3,129)	68.2
Shares	345	0	1,127	100.0	(69.4)	457	(1,352)	133.8
Debt instruments	(900)	526	(386)	(271.1)	(133.2)	126	53	137.7
Subtotal	(1,542)	407	718	(478.9)	(314.8)	(488)	(4,464)	89.1

Trading
Foreign currencies	(435)	191	202	(327.7)	(315.3)	94	1,134	(91.7)
Derivatives	1,294	338	(1,135)	282.8	214.0	983	4,603	(78.6)
Shares	306	135	(224)	126.7	236.6	1,028	(528)	294.7
Debt instruments	793	(151)	388	625.2	104.4	579	143	304.9
Subtotal	1,958	513	(769)	281.7	354.6	2,684	5,352	(49.9)

Total	416	920	(51)	(55)	916	2,196	888	147.3

In 4Q12, Santander México recorded a net gain on financial assets and liabilities of Ps.416 million, compared with a net loss of -Ps.51 million in 4Q11 and a net gain of Ps.920 million in 3Q12. The net gain on financial assets and liabilities in 4Q12 is mainly explained by trading gains of Ps.1,958 million, which were partially offset by a Ps.1,542 million valuation loss principally related to derivatives and debt instruments. This compares to gains of Ps.407 million and Ps.513 million in 3Q12 from valuation and trading, respectively. During 4Q11, Santander México reported a Ps.718 million valuation gain, despite currency and debt instrument losses which was more than offset by a Ps.769 million trading loss.

4Q.12 | Earnings Report | 16

Other Operating Income (Expense)

Grupo Financiero Santander México
Other Operating Income (Expense)
				% Change				% Change
	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11

Recoveries of loans previously charged-off	439	467	407	(6.0)	7.9	1,804	1,525	18.3
Income from sale of fixed assets	9	1	13	800.0	(30.8)	1,741	13	13,292.3
Allowance for loan losses released	0	0	0	(100.0)	0.0	378	0	0.0
Recovered taxes	0	0	81	0.0	(100.0)	0	96	(100.0)
Cancellation of liabilities and reserve	47	43	55	9.3	(14.5)	201	176	14.2
Interest on personnel loans	33	31	29	6.5	13.8	122	110	10.9
Foreclosed assets reserve	(14)	(6)	(23)	(133.3)	39.1	(44)	(48)	8.3
Profit from sale of foreclosed assets	35	43	42	(18.6)	(16.7)	146	54	170.4
Acquisition of discounted loan portfolio		0	0	0.0	0.0	0	112	(100.0)
Technical advisory services	28	25	20	12.0	40.0	103	72	43.1
Portfolio recovery legal expenses and costs	(179)	(118)	(121)	(51.7)	(47.9)	(611)	(452)	(35.2)
Write-offs and bankruptcies	(178)	(331)	(114)	46.2	(56.1)	(791)	(383)	(106.5)
Provision for legal and tax contingencies	(73)	(97)	(100)	24.7	27.0	(272)	(242)	(12.4)
IPAB (indemnity) provisions and payments	(2)	(2)	(25)	0.0	92.0	(35)	(34)	(2.9)
Recoveries of loans previously charged-off	0	0	32	0.0	(100.0)	0	32	(100.0)
Other	47	32	3	46.9	1,466.7	213	36	491.7

Other Operating Income (Expense)	192	88	299	118.1	(35.8)	2,955	1,067	176.9

In 4Q12 other operating income declined to Ps.192 million, from Ps.299 million in 4Q11 and from Ps.88 million in 3Q12.

For FY12, other net operating income increased to Ps.2,955 million, compared with Ps.1,067 million for FY11. This growth is mainly explained by the extraordinary gain derived from the sale of 220 branches to Fibra Uno in 2Q12.

4Q.12 | Earnings Report | 17

Administrative and Promotional Expenses

Administrative and promotional expenses consist of personnel such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and Promotional Expenses
Millions of Mexican Pesos				% Change				% Change
	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	12/11
Salaries and employee benefits	2,342	2,170	2,026	7.9	15.6	8,734	7,690	13.6
Credit card operation	79	100	102	(21.0)	(22.5)	256	243	5.3
Professional fees	244	108	202	125.9	20.8	616	696	(11.5)
Leasehold	357	339	246	5.3	45.1	1,261	980	28.7
Promotional and advertising expenses	401	151	411	165.6	(2.4)	769	827	(7.0)
Taxes and duties	408	307	317	32.9	28.7	1,081	992	9.0
Technology services (IT)	462	504	478	(8.3)	(3.3)	1,803	1,633	10.4
Depreciation and amortization	410	389	388	5.4	5.7	1,557	1,464	6.4
Contributions to bank savings protection system (IPAB)	355	341	326	4.1	8.9	1,342	1,228	9.3
Cash protection	189	147	183	28.6	3.3	566	553	2.4
Other services and expenses	775	623	542	24.4	43.0	2,251	1,805	24.7

Total Administrative and Promotional Expenses	6,022	5,179	5,221	16.3	15.3	20,236	18,111	11.7

4Q12 administrative and promotional expenses rose 15.3% YoY to Ps.6,022 million, driven by increases in the following areas: Ps.316 million in salaries and employee benefits, Ps.111 million in leaseholds, Ps.91 million in taxes and duties and Ps.233 million in other expenses.

On a sequential basis, administrative and promotional expenses rose 16.3%, principally due to the following increases: Ps.250 million in promotional expenses, Ps.172 million in salaries and employee benefits, Ps.152 million in other expenses, Ps.101 million in tax and duties, Ps.21 million in credit cards operation and Ps.18 million in leaseholds.

Results for the quarter were negatively affected by the following incremental administrative and promotional expenses:
▪	Ps.225 million in marketing expenses from a corporate image campaign;
▪	Ps.127 million related to the opening of 15 branches during the quarter and frontloading of expenses for branch openings in 2013;
▪	Ps.100 million incremental rent from the 220 branches sold and leased back;
▪	Ps.60 million expenses related to the Company’s IPO; and
▪	Ps.40 million from the amortization of obsolete software

During 4Q12, administrative and promotional expenses grew in line with the recurring business. Additionally, administrative and promotional expenses are seasonally higher in the fourth quarter, mainly explained by expenses in marketing campaigns which become stronger in the second half of the year.

4Q.12 | Earnings Report | 18

For FY12, administrative and promotional expenses increased 11.7% to Ps.20,236 million compared with FY11. This increase is mainly explained by higher: personnel expenses, leaseholds, tax and duties, technology and other administrative expenses.

The efficiency ratio for 4Q12 was 39.5%, which compares to 44.2% and 36.9% reported in 4Q11 and 3Q12, respectively.

The recurrence ratio in 4Q12 was 65.3%, improving from 61.5% in 4Q11 and slightly decreasing versus 67.8% in 3Q12.

Current and Deferred Taxes

Current and deferred income taxes in 4Q12 amounted to Ps.497 million compared with the Ps.82 million tax credit  recorded in 4Q11 and below the Ps.745 in 3Q12.

For FY12, current and deferred income taxes amounted to Ps.3,815 million, representing a 50.6%, or Ps.1,281 million increase against FY12.

Capitalization and ROAE

Grupo Financiero Santander México
Capitalization
Millions of Mexican Pesos	4Q12	3Q12	4Q11
Tier 1	74,618	73,570	71,674
Tier 2	1,579	1,538	1,469
Total Capital	76,197	75,108	73,143

Risk-Weighted Assets
Credit Risk	320,268	313,707	267,270
Credit, Market, and Operational Risk	515,583	519,647	493,249

Credit Risk Ratios:
Tier 1 (%)	23.3	23.5	26.8
Tier 2(%)	0.5	0.5	0.5
Capitalization Ratio (%)	23.8	23.9	27.4

Total Capital Ratios:
Tier 1(%)	14.5	14.2	14.5
Tier 2 (%)	0.3	0.3	0.3
Capitalization Ratio (%)	14.8	14.5	14.8

Banco Santander México’s capital ratio was 14.8% in 4Q12, unchanged YoY and above the 14.5% reported in 3Q12. The capital ratio reflects the impact of the Ps.7.3 billion cash dividend paid during 3Q12. The core capital ratio amounted to 14.5% in 4Q12, unchanged from the 14.5% reported in 4Q11 and above 14.2% in 3Q12.

4Q.12 | Earnings Report | 19

As of June 2012, Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated July 2012, which is the most recently available analysis.

ROAE in 4Q12 was 19.1%, a decrease of 280 bps from the 21.9% reported in 4Q11, and below the 21.1% in 3Q12. Excluding the aforementioned events in 3Q11, 4Q11, 2Q12 and 4Q12, adjusted ROAE would have been 18.5% in 4Q12 and 15.3% in 4Q11, representing a 320 bps YoY increase.

RELEVANT EVENTS

Santander Issues Bond in the International Markets
In November 2012, Banco Santander Mexico issued a 10-year bond in the international markets with a principal amount of US$1 billion at an interest rate of 260 bps over US Treasuries.

Financing of CFE’s Energy Generation Plant
During 4Q12, Banco Santander Mexico concluded a 10.5-year structured financing to fund the second stage of CFE’s “Manzanillo” energy generation plant. Santander Mexico participated in US$247 million of the total US$424 million financing, together with the Korean Development Bank (“KDB”). The transaction was 100% guaranteed under an Export Finance program by Korean Trade Insurance Corporation (“K-sure”), an export credit agency (“ECA”).

Financing of a PEMEX Exploration and Drilling Platform
During 4Q12, Banco Santander Mexico participated in the structuring and syndication of a US$547 million, 5.7-year financing of a Deep Sea Oil and Gas Exploration and Drilling Platform (Group R), the most modern of its kind at PEMEX Exploration. Santander Mexico’s participation in the financing amounted to US$29 million.

AWARDS & RECOGNITION

Santander Mexico is Recognized as “Bank of the Year” by The Banker
In November 2012, Santander Mexico was awarded Bank of the Year 2012 by the prestigious magazine, The Banker. Banco Santander Mexico was recognized this year for the efficiency of its operations, capacity to innovate and its aggressive commercial offering, which combined with a healthy loan portfolio allowed for an increase of almost 35% in net income during fiscal year 2011.

Santander Receives Three Awards from Nafin for its Contribution to SMEs’ Financing
In November 2012, Banco Santander Mexico received three awards from Nacional Financiera (Nafin) for its contribution in providing financing to Small and Medium Enterprises, becoming the first institution to win in three categories during the same year. In the context of the Nafin awards to Financial Intermediaries, Banco Santander was recognized for its leadership and innovation in the “Government Suppliers”, “Small Contributors Regime (REPECOS)” and “Guarantees” categories.

4Q.12 | Earnings Report | 20

CREDIT RATINGS

Banco Santander (México)
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global Scale
Foreign Currency
Long Term	BBB	Baa1	BBB+ **
Short Term	A-2	P-2	F2

Local Currency
Long Term	BBB	A3	BBB+ **
Short Term	A-2	P-2	F2

National Scale
Long Term	mxAAA	Aaa.mx	AAA(mex)
Short Term	mxA-1+	Mx-1	F1+(mex)

Deposit Certificates
Long Term	BBB
Short Term	A-3

Autonomous Credit Profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial Strength	-	C-	-
Standalone BCA	-	baa1	-
Outlook	Stable	Stable	Stable

Last publication:	22-Oct-12	28-Jun-12	13-Jun-12
** Negative Outlook

4Q.12 | Earnings Report | 21

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global Scale
National Scale
Long Term	A3	_
Short Term	Prime-2	_

National Scale
Long Term	Aaa.mx	AAA.mx
Short Term	Mx-1	F1+mx

Outlook	Stable	Stable

October 22,  2012 Standard and Poor's affirmed Banco Santander (Mexico)'s ratings with stable outlook. Long Tem Global  rating remains in "BBB" and "A-2" in short term. Currently the systemic importance was changed to "high" from "moderate"

4Q12 EARNINGS CALL DIAL-IN INFORMATION

Date:	Tuesday, February 19, 2013

Time:	8:00 AM (MCT); 9:00 AM (US ET)

Dial-in Numbers:	1-877-941-4774 US & Canada; 1-480-629-9760 International & Mexico

Access Code:	4595377

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1013104

Replay:	Starting Tuesday, February, 19, 2013 at 12:00 PM (MCT); 01:00 PM (US ET), and ending on Tuesday, February 26, 2013 at 10:59 PM (MCT); 11:59 PM (US ET).

Dial-in number: 1.877-870-5176 US & Canada; 1-858-384-5517 International & Mexico

Access Code: 4595377

ANALYST COVERAGE
Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Independent Research, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, RBC, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

4Q.12 | Earnings Report | 22

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized  administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances)

RECURRENCIA: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations)

NIM: Financial margin divided by daily average interest earnings assets

ABOUT GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2012, Santander Mexico had total assets of Ps.750.3 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 1,170 branches nationwide and has a total of 13,385 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director – Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is PPs.13.40840.

INVESTOR RELATIONS CONTACT
Gerardo Freire Alvarado
+ 52 (55) 5269-1827
investor@santander.com.mx

4Q.12 | Earnings Report | 23

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this reports and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in the “Risk Factors” section of our Registration Statement on Form F-1 (File No. 333-183409). The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

4Q.12 | Earnings Report | 24

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

4Q.12 | Earnings Report | 25

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
				2012				2011
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Cash and due from banks	81,626	74,579	77,019	60,747	66,598	73,705	93,387	84,009

Margin accounts	3,995	3,817	4,534	4,187	8,276	8,544	8,261	7,719

Investment in securities	169,646	202,203	262,988	269,692	222,275	231,358	237,578	207,456
Trading securities	117,183	142,175	203,249	202,830	155,953	180,087	185,997	147,642
Securities available for sale	47,373	54,996	54,764	61,944	61,461	46,467	46,831	55,119
Securities held to maturity	5,090	5,032	4,975	4,918	4,861	4,804	4,750	4,695

Debtors under sale and repurchase agreements	9,471	4,458	4,827	4,484	3,478	25,515	7,262	6,655

Derivatives	80,621	89,389	87,857	71,991	85,978	110,516	79,999	70,483
Trading purposes	80,321	88,945	87,286	71,276	85,081	109,441	78,500	69,329
Hedging purposes	300	444	571	715	897	1,075	1,499	1,154

Valuation adjustment for hedged financial assets	210	240	220	139	122	141	86	(12)

Performing loan portfolio
Commercial loans	214,445	211,685	212,492	198,276	197,772	197,465	183,059	175,304
Commercial or business activity	175,329	175,945	176,332	163,630	162,419	162,162	148,546	152,482
Financial entities loans	407	619	606	1,934	1,975	3,306	4,542	4,043
Government entities loans	38,709	35,121	35,554	32,712	33,378	31,997	29,971	18,779
Consumer loans	61,603	59,996	57,043	52,857	49,342	47,101	43,683	40,242
Mortage loans	68,542	66,172	64,417	62,559	61,243	58,853	56,954	36,124
Total performing loan portafolio	344,590	337,853	333,952	313,692	308,357	303,419	283,696	251,670

Nonperforming loan portafolio
Commercial loans	1,523	1,402	1,313	1,135	1,928	3,233	1,758	1,752
Commercial or business activity	1,523	1,402	1,313	1,135	1,926	1,840	1,758	1,752
Government entities loans	0	0	0	0	2	1,393	0	0
Consumer loans	2,236	2,053	1,709	1,255	1,270	1,232	1,321	1,131
Mortage loans	2,334	2,075	1,931	1,982	2,118	2,245	3,690	569
Total nonperforming portafolio	6,093	5,530	4,953	4,372	5,316	6,710	6,769	3,452
Total loan portafolio	350,683	343,383	338,905	318,064	313,673	310,129	290,465	255,122

Allowance for loan losses	(11,580)	(11,360)	(11,101)	(10,875)	(11,191)	(10,906)	(12,892)	(10,449)
Loan portafolio (net)	339,103	332,023	327,804	307,189	302,482	299,223	277,573	244,673

Other receivables (net)	46,159	47,415	55,932	47,009	31,912	38,757	32,063	41,151
Foreclosed assets (net)	150	172	196	220	253	290	305	155
Property, furniture and fixtures (net)	4,095	3,770	3,780	5,439	5,592	5,166	5,238	5,340
Long-term investment in shares	236	218	203	251	234	218	206	226
Deferred taxes (net)	10,584	9,155	8,425	8,255	8,063	8,735	8,722	7,687
Deferred charges, advance payments and intangibles	4,277	3,693	3,793	4,148	3,722	3,893	3,944	2,278
Other assets	164	290	221	197	190	320	305	299
Discontinued operations	0	0	0	0	0	10,511	10,702	9,817

Total assets	750,337	771,422	837,799	783,948	739,175	816,892	765,631	687,936

4Q.12 | Earnings Report | 26

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
				2012				2011
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	397,546	358,606	352,753	346,605	330,870	328,327	316,729	286,455
Demand deposits	210,915	194,351	204,606	187,787	178,065	166,923	155,932	151,450
Time deposits – General Public	125,584	120,034	117,184	122,816	114,720	122,130	110,968	106,774
Time deposits – Money market	25,953	21,904	9,085	14,507	16,409	18,823	32,745	11,405

Credit instruments issued	35,094	22,317	21,878	21,495	21,676	20,451	17,084	16,826

Bank and other loans	27,463	34,339	24,804	21,372	19,554	36,158	23,627	17,726
Demand loans	8,240	5,916	6,851	5,949	2,371	20,326	10,293	7,308
Short-term loans	16,767	26,092	15,704	13,278	15,156	13,772	11,187	8,310
Long-term loans	2,456	2,331	2,249	2,145	2,027	2,060	2,147	2,108

Creditors under sale and repurchase agreements	73,290	106,306	168,227	189,299	120,590	157,221	162,609	129,442

Collateral sold or pledged as guarantee	6,853	17,972	18,766	14,104	15,478	17,896	15,820	24,246
Securities loans	6,853	17,972	18,766	14,104	15,478	17,896	15,820	24,246

Derivatives	79,561	86,613	87,960	70,292	90,649	114,399	78,362	65,948
Trading purposes	77,939	85,209	86,233	69,266	88,148	111,929	78,198	65,861
Hedging purposes	1,622	1,404	1,727	1,026	2,501	2,470	164	87

Other payables	66,756	71,702	88,648	47,647	72,493	63,114	72,706	69,844
Income taxes payable	503	767	335	910	507	779	928	7
Employee profit sharing payable	172	117	83	62	153	6	5	40
Creditors from settlement of transactions	38,604	47,308	52,492	24,013	28,579	28,744	47,883	50,194
Sundry creditors and other payables	27,477	23,510	35,738	22,662	43,254	33,585	23,890	19,603

Deferred revenues	1,041	1,091	1,096	1,385	1,062	1,135	1,160	1,534

Discontinued operations	0	0	0	0	0	8,496	8,872	8,142

Total liabilities	652,510	676,629	742,254	690,704	650,696	726,746	679,885	603,337

Paid in capital	47,776	47,776	48,195	48,195	48,195	48,195	48,195	48,195
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,419	11,419	11,838	11,838	11,838	11,838	11,838	11,838

Other capital	50,051	47,017	47,350	45,049	40,284	41,951	37,551	36,404
Capital reserves	349	349	349	108	108	108	108	108
Retained earnings	31,103	31,038	35,311	38,541	19,828	28,633	28,781	31,276
Result from valuation of securities available for sale, net	678	727	688	442	465	917	515	314
Result from valuation of cash flow hedge instruments, net	90	382	690	932	1,188	1,340	1,317	1,242
Net income	17,822	14,512	10,298	5,013	18,682	10,941	6,818	3,452
Non-controlling interest	9	9	14	13	13	12	12	12
Total stockholders´equity	97,827	94,793	95,545	93,244	88,479	90,146	85,746	84,599

Total liabilities and stockholders´ equity	750,337	771,422	837,799	783,948	739,175	816,892	765,631	687,936

4Q.12 | Earnings Report | 27

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
				2012				2011
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

FOR THIRD PARTIES

Current client account
Client Banks	74	74	261	147	87	107	78	39
Liquidation of client transactions	116	350	(2,030)	35	20	(265)	(728)	(798)

Custody services
Assets under custody	317,118	261,131	198,793	210,076	181,374	190,125	188,854	180,571
Dividends on behalf of clients	1	0	0	1	0	0	0	0

Transactions on behalf of third parties
Sale and repurchase agreements	45,914	44,469	55,334	65,577	51,219	53,598	47,040	36,213
Security loans on behalf of clients	1,256	1,457	1,826	2,182	602	495	473	398
Collaterals received as guarantee on behalf of clients	29,504	19,013	15,690	19,542	21,191	21,686	4,848	5,048
Acquisition of derivatives	289,248	294,269	308,411	308,379	1,751,863	1,965,352	1,997,790	2,027,256
Sale of derivatives	570,945	579,263	603,162	656,451	2,028,099	2,222,326	2,357,339	2,321,732

Total on behalf of third parties	1,254,176	1,200,026	1,181,447	1,262,390	4,034,455	4,453,424	4,595,694	4,570,459

Proprietary record accounts:

Contingent assets and liabilities	33,236	24,053	31,852	31,904	32,133	30,680	41,446	32,532

Credit commitments
Trusts	125,954	106,006	106,747	155,407	145,755	142,515	136,825	129,442
Mandates	1,580	2,582	1,548	1,532	1,556	1,535	1,510	1,324

Assets in custody or under administration	3,561,696	3,312,634	3,062,735	3,084,880	2,935,454	2,908,619	2,837,534	2,710,653

Credit Commitments	133,744	160,790	203,362	157,565	162,528	273,286	256,420	234,036

Collateral received	71,296	90,548	52,244	49,931	39,015	63,514	53,891	35,246

Collateral received and sold or pledged as guarantee	53,788	66,877	26,708	29,027	18,120	20,208	30,535	3,555

Uncollected interest earned on past due loan portfolio	1,808	794	1,092	985	701	1,553	1,441	728

Other accounts	501,538	466,076	455,197	429,800	428,757	421,373	375,879	341,734

Subtotal	4,484,640	4,230,360	3,941,485	3,941,031	3,764,019	3,863,283	3,735,481	3,489,250

Total	5,738,816	5,430,386	5,122,932	5,203,421	7,798,474	8,316,707	8,331,175	8,059,709

4Q.12 | Earnings Report | 28

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements
www.santander.com.mx

4Q.12 | Earnings Report | 29

Grupo Financiero Santander México
Consolidated Statement of Income
Millions of Mexican Pesos
								2012									2011
	2012	4	Q	3	Q	2	Q	1	Q	2011	4	Q	3	Q	2	Q	1	Q
Interest income	55,388	14,259		13,873		13,830		13,426		46,680	12,908		12,221		11,389		10,162
Interest expense	(21,496)	(5,448)		(5,291)		(5,436)		(5,321)		(17,874)	(5,097)		(4,750)		(4,395)		(3,632)
Financial margin	33,892	8,811		8,582		8,394		8,105		28,806	7,811		7,471		6,994		6,530

Allowance for loan losses	(9,445)	(2,948)		(2,535)		(1,994)		(1,968)		(6,556)	(2,041)		(1,080)		(1,963)		(1,472)
Financial margin after allowance for loan losses	24,447	5,863		6,047		6,400		6,137		22,250	5,770		6,391		5,031		5,058

Commision and fee income	14,773	3,982		3,783		3,506		3,502		12,524	3,121		3,215		3,021		3,167
Commision and fee expense	(2,570)	(643)		(718)		(670)		(539)		(2,292)	(625)		(535)		(531)		(601)
Net gain /(loss) on financial assets and liabilities	2,196	416		920		106		754		888	(51)		29		546		364
Othe operating income / (loss)	2,955	192		88		2,005		670		1,067	299		266		281		221
Administrative and promotional expenses	(20,236)	(6,022)		(5,179)		(4,559)		(4,476)		(18,111)	(5,221)		(4,630)		(4,312)		(3,948)
Total operating income	21,565	3,788		4,941		6,788		6,048		16,326	3,293		4,736		4,036		4,261

Equity in results of subsidiaries and associated companies	73	19		18		17		19		69	17		13		18		22

Income from continuing operations before income taxes	21,638	3,807		4,959		6,805		6,067		16,395	3,310		4,749		4,054		4,283

Current income taxes	(5,858)	(1,680)		(1,359)		(1,695)		(1,124)		(4,268)	1,396		(603)		(2,004)		(3,058)
Deferred income taxes	2,043	1,183		614		176		70		1,734	(1,315)		(205)		1,156		2,098

Income from continuing operations	17,823	3,310		4,214		5,286		5,013		13,861	3,391		3,941		3,206		3,323

Discontinued operations	0	0		0		0		0		4,822	4,348		184		161		129

Consolidated net income	17,823	3,310		4,214		5,286		5,013		18,683	7,739		4,125		3,367		3,452

Non-controlling interest	(1)	0		0		(1)		0		(1)	2		(2)		(1)		0

Net income	17,822	3,310		4,214		5,285		5,013		18,682	7,741		4,123		3,366		3,452

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements
www.santander.com.mx

4Q.12 | Earnings Report | 30

Grupo Financiero Santander México
Consolidated Statements of Changes in Stockholders’ Equity
From January 1st to December 31, 2012
Millions of Mexican Pesos
	Paid-in Capital		Other Capital
	Capital Stock	Additional Paid-In Capital	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of securities available for sale	Surplus (Deficit) from the valuation of cash flow hedge securities	Net income (loss)	Minority Interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2011	36,357	11,838	108	19,828	465	1,188	18,682	13	88,479
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of Net income (loss) to Retained Earnings			241	18,441			(18,682)		0
Payment of Dividends				(7,300)					(7,300)
TOTAL	0	0	241	11,141	0	0	(18,682)	0	(7,300)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Surplus (deficit) from valuation of securities available for sale					213				213
Surplus (deficit) from valuation of cash flow hedge securities						(1,098)			(1,098)
Repurchase of own shares		(419)							(419)
Recognition of share-based payments		35							35
Recoveries on loan reserves previously applied to prior year results				61					61
Equity effect of investment in subsidiaries and associated companies				38					38
Net Income (Loss)							17,822		17,822
Minority Interest								(4)	(4)

TOTAL	0	(384)	0	99	213	(1,098)	17,822	(4)	16,648

BALANCE AS OF DECEMBER 31, 2012	36,357	11,454	349	31,068	678	90	17,822	9	97,827

4Q.12 | Earnings Report | 31

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements
www.santander.com.mx

4Q.12 | Earnings Report | 32

Grupo Financiero Santander
Consolidated Statement of Cash Flows
From January 1st to December 31, 2012
Millions of Mexican Pesos

OPERATING ACTIVITIES
Net Result		17,822
Adjustments due to items not requiring resources
Result from valuation related to investment or financing activities	(192)
Equity in results of subsidiaries and associated companies	(73)
Depreciation of properties, furniture and equipment	630
Amortization of intangible assets	923
Provision for impairment in foreclosed assets	44
Share-based payments liquidated with equity instruments	35
Income tax, current and deferred	3,815	5,182
		23,004

CHANGES IN OPERATING ACCOUNTS
Change in margin accounts		4,281
Change in Securities		52,935
Changes in Debit balances under repurchase and resale agreements (Reporto)		(5,994)
Changes in Derivatives (Asset)		3,701
Changes in Loans portfolio		(36,622)
Changes in Foreclosed assets		59
Changes in Other operating assets		(17,063)
Changes in Savings		66,677
Changes in Interbank loans and from other entities		7,909
Changes in Credit balances under repurchase and sale agreements (Reporto)		(47,299)
Changes in sold or pledged guarantees		(8,625)
Changes in Derivatives (Liabilities))		(11,088)
Changes in other operating liabilities		7,526
Income tax payments		(5,076)

Net resources generated by operating activities		34,325

INVESTING ACTIVITIES
Sale of Properties, furniture and equipment		2,950
Purchases of properties, furniture and equipment		(674)
Collections for disposal of subsidiaries and associated companies		3
Investments in subsidiaries and associated companies		(9)
Collection of cash dividends		77
Purchases of intangible assets		(1,123)

Net resources generated by investing activities		1,224

FINANCING ACTIVITIES

Payments derived from repurchase of own shares		(419)
Payment of dividends		(18,650)
Recoveries of reserves applied to results from previous years		61

Net resources generated by financing activities		(19,008)

Net decrease in funds available		16,541

Adjustments to cash flow due to exchange variations and inflation		(1,513)

Funds available at beginning of year		66,598

Funds available at the end of the year		81,626

4Q.12 | Earnings Report | 33

These consolidated financial statements were approved by the Board of directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements
www.santander.com.mx

4Q.12 | Earnings Report | 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Balance Sheet and Income Statement by segment

▪	Annex 1. Loan portafolio rating

▪	Annex 2. Financial Ratios

▪	Notes to Consolidated Financial Statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

4Q.12 | Earnings Report | 35

Significant accounting policies

The significant accounting policies applied by the Financial Group are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage Houses and Regulated Multiple Purpose Financing Entities (the “Provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group/Bank shall be in conformity with Mexican Financial Reporting Standards (MFRS or NIF) as promulgated by the Mexican Board of Financial Reporting Standards (CINIF), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions subject to its rules carry out specialized transactions.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

Changes that occurred during 2012

During July 2012, the Federal Official Gazette published certain modifications to the accounting criteria for Credit Institutions modifying the accounting criteria relating to trusts and consolidation of special purpose entities (SPE), which define specific rules regarding the recognition, measurement, presentation and disclosure in the financial statements of trusts and special purpose entities of these institutions, thereby allowing to have transparent and comparable financial information with other countries.

The changes are as follows:

➢
The valuation of the trust patrimony recognized in memorandum accounts shall be effected in accordance with the accounting criteria for credit institutions, except in the case of patrimony of trusts who apply and, where appropriate, obtain and retain registration their securities in the National Securities Registry, in which case, such patrimony shall be valued based on the accounting standards established for such purposes by the Commission applicable to securities issuers and other market participants (International Financial Reporting Standards).

➢	Elimination of accounting treatment of an unconsolidated SPE.
➢
Clarification that the financial statements of the consolidated SPE should be prepared based on the same accounting criteria and, for transactions of the same nature, the same accounting policies of the consolidated entity should be used.

➢
When the SPE use criteria or policies other than those applicable to the consolidated entity, the financial statements of the SPE that are used to carry out the consolidation should be modified to be consistent with those of the entity that consolidates the SPE.

Changes that occurred during 2011

During 2011, the Federal Official Gazette published certain modifications to the accounting criteria for Financial Groups, Credit Institutions, Brokerage Houses and Regulated Multiple Purpose Financing Entities.

The purpose of these changes is to achieve consistency with International Financial Reporting Standards (IFRS), and to provide more complete financial information with improved disclosures. Such changes principally affected investments in securities, derivatives and hedging operations, the credit portfolio, and the presentation of the basic financial statements.

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The most significant effects of these changes are as follows:

➢
The presentation of the income statement is comprehensively restructured for purposes of compliance with MFRS. The headings of "Other products" and "Other expenses" are eliminated and the items which comprise these headings are now presented within the heading of "Other operating income”.

➢
The accounting standard related to the treatment of collateral in derivatives transactions in unrecognized markets (over-the-counter) is clarified. They will be accounted for separately from the margin accounts, and will be recorded in an account receivable or payable, as the case may be.

➢
The valuation of implicit derivatives denominated in foreign currency contained in contracts is not established, when such contracts require payments in a currency that is commonly used to purchase or sell non-financial items in the economic environment in which the transaction is performed (for example, a stable and liquid currency which is commonly used in local transactions or in foreign trade transactions).

➢
In the case of segregable hybrid financial instruments, the host contract and the embedded derivative will be presented separately. Previously, it was established that both should be presented together. Now the embedded derivative should be presented under the heading of "Derivatives".

➢	In convergence with the MFRS, the requirement to incorporate the provision for loan losses in earnings as part of the cash flow statement is eliminated.
➢	Accounting Treatment A-2 of the General provisions applicable to financial groups eliminates the disposal for insurance entities and guarantees that they were not required to consolidate.
➢	Accounting Treatment B-6 “Credit portfolio” of the General provisions applicable to credit institutions, is amended mainly to establish the following:
o
The treatment for the restructuring and renewal to consolidate several loans into one single loan accredited to the total balance of the debt resulting from the restructuring and renewal will be given for the worse off treatment of loans involved in the same.

o
The demonstration of  the existence of sustained payments to stop considering a loan restructured or renewed as expired, which should be followed to consider that there is sustained payment by the borrower and must be available for the Commission.

o
Regarding to date lines for a credit to be transferred to nonperforming loans, is indicated that monthly periods can be used, regardless of the number of days in each calendar month in accordance with the following equivalences:

30 days	One month
60 days	Two months
90 days	Three months

o
Performing loans or other than with single payment of principal and interest periodical payments, either restructured or renewed, without having passed at least 80% of the original loan term will be deemed to remain in force, credited only when any a) covered all of the accrued interest, and b) covered the main original loan amount, which at the date of the renewal or restructuring should have been covered.

o
If any of the described conditions in the preceding paragraph not met, the credits will be considered as overdue from the time of restructure or renew, even while there is no evidence of sustained payment

o
Performing loans distinct than those who are single payment of principal and periodical interest payments, either restructured or renewed during the course of the final 20% of the original loan term will be considered valid only when credited to any a) paid all accrued interest, b) covered the entire original loan amount at the date of the renewal or restructuring should have been covered, and c) covered 60% of the original loan amount.

If any of the described conditions in the preceding paragraph not met, the credits will be considered as overdue from the time of restructure or renew, even while there is no evidence of sustained payment
o
In the case of loan repayments regarding on the borrower's payment performance without delay (sustained Pay credit), has to be covered at least 20% of the principal or the total amount of any interest payments under the restructuring or renewal scheme.

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o
Loans with a single payment of principal and periodical interest payments, which are restructured during the term of the loan or renewed at any time, would be considered as overdue as there is no evidence of sustained payment.

o
The credits that its revolving nature is stipulated from the start , either restructured or renewed at any time shall be deemed effective, only when the borrower have liquidated all of the interest earned, the credit is not due billing periods, and count with elements indicating the debtor's ability to pay, the debtor has a high probability of covering such payment.

o
On the cancellation date of a credit line, the unamortized balance for commissions collected on the credit lines, which are canceled before the end of the 12 month period will be recognized directly in results of the year under the heading of "Commissions and fee income”.

o	The incorporation of the commissions for credit restructurings as commissions for the initial granting of the credit, which may be deferred during the new term of the restructured credit.
o
The income fees for an initial credit must be submitted to a net of costs and expenses associated with performing in the headings of "Other assets", or "Deferred charges, advance payments and intangibles", as appropriate debit or credit nature. Similarly, with the same layout, you must show the income fees charged by way of annuity credit card so net costs and associated expenses.

o
Any deferred charge which was generated on the acquisition of portfolio should be presented under the heading of "Other assets" and, furthermore, the purchase option at the reduced price should be presented under the heading of "Deferred revenues and other advances", together with any excess originated on the portfolio acquisitions.

Changes in NIF´s issued by the CINIF

Applicable for 2012

NIF C-6, Property, plant and equipment.- Establishes the obligation to depreciate components which are representative of an item of property, plant and equipment, apart from depreciating the rest of the item as if it were a single component.

Improvements to the NIF 2012.-The principal improvements which generate accounting changes are as follows:

Bulletin B-14, Income per share.-Establishes that the diluted income per share should be calculated and disclosed when the result from continued operations is a loss, regardless of whether a net profit is presented.
Bulletin C-11, Stockholders' equity.- Eliminates the rule of recording the donations received by an entity as part of contributed stockholders' equity, and they should now be recorded as revenue in the income statement.
Bulletin C-15, Impairment in the value of long-lived assets and their disposal.-Eliminates: a) the restriction that an asset should not be in use in order to be classified as intended for sale and b) the reversal of losses from impairment of goodwill. It also establishes that losses from impairment in the value of long-lived assets should be presented in the income statement under the respective line items of costs and expenses, not as other revenues and expenses or as a special item.
NIF D-4, Income Taxes. - An adjustment is made to the definition of deductible temporary differences and the definition of cumulative temporary difference.

Changes in accounting estimates applicable in 2011

On October 25, 2010 and on October 5, 2011, the Commission issued rulings which modified the "General Provisions Applicable to Credit Institutions", whereby the methodologies applicable to the classification of nonrevolving consumer credit portfolio and the housing mortgage credit portfolio, as well as the classification of loans owed by States and Municipalities, in order to change the current model of creating allowances for loan losses based on the incurred loss model to an expected loss model. Such modifications went into effect on March 1 and September 1, 2011, respectively.

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Grupo Financiero Santander México
Earnings per ordinary share and Earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	DECEMBER 2012			DECEMBER 2011			DECEMBER 2010

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	17,822	6,786,394,913	2.63	18,682	6,786,394,913	2.75	13,850	6,786,394,913	2.04

Treasury stock		(3,588,407)

Diluited earnings per share	17,822	6,782,806,506	2.63	18,682	6,786,394,913	2.75	13,850	6,786,394,913	2.04

Plus (loss) less (profit):

Discontinued operations, extraordinary items and changes in accounting policies				(4,822)			(834)
Continued fully diluted earnings per share	17,822	6,782,806,506	2.63	13,860	6,786,394,913	2.04	13,016	6,786,394,913	1.92

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Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos
	As of December 31, 2012			As of December 31, 2011
	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities
Assets
Funds Available	41,915	25,764	13,947	35,522	28,218	2,859
Margin Accounts	0	3,995	0	0	8,276	0
Investment in Securities	147	117,025	52,473	89	155,123	67,063
Debit balances under repurchase and resale agreements	0	9,471	0	0	3,478	0
Derivatives	0	80,321	300	0	85,081	897
Valuation adjustments for hedging financial assets	0	0	210	0	0	122
Total loans portfolio	254,972	94,091	1,620	209,307	101,596	2,770
Allowance for loan losses	(11,019)	(473)	(88)	(10,403)	(350)	(437)
Loan Portfolio (Net)	243,953	93,618	1,532	198,904	101,245	2,332
Other Account Receivables (Net)	2,001	36,116	8,043	1,145	23,828	6,939
Foreclosed assets (Net)	14	1	135	22	1	228
Properties, furniture and equipment (Net)	3,460	583	51	4,730	793	69
Long-term investments in shares	0	0	236	0	0	234
Non-current assets held for sale	0	0	0	0	0	0
Deferred taxes and profit sharing	0	0	10,584	0	0	8,063
Other assets	1,706	670	2,064	1,485	595	1,831
Total assets	293,197	367,565	89,576	241,897	406,637	90,639

Liabilities
Savings	282,278	58,210	21,964	249,259	53,514	6,420
Bank bonds	0	1,541	33,552	0	1,366	20,309
Bank and other loans	13,791	205	13,467	7,980	301	11,272
Credit balances under repurchase and resale agreements	10,659	54,832	7,799	9,238	95,349	16,003
Guarantees sold or pledged	0	6,853	0	0	15,478	0
Derivatives	0	77,939	1,622	0	88,148	2,501
Other accounts payable	22,114	44,045	597	29,252	42,589	652
Deferred credits and advanced collections	1,041	0	0	1,061	0	0
Discontinued operations	0	0	0	0	0	0
Total Liabilities	329,883	243,624	79,003	296,790	296,745	57,158
Total Stockholders' Equity	35,357	13,365	49,105	29,289	12,695	46,495
Total Liabilities and Stockholders' Equity	365,240	256,989	128,108	326,079	309,441	103,654

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Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos
	As of December 31, 2012			As of December 31, 2011
	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities

Net interest income before provisions	26,535	3,825	3,532	21,239	3,702	3,865
Provisions for loan losses, net	(9,212)	(163)	(70)	(6,106)	(67)	(382)
Net interest income after provisions	17,323	3,662	3,462	15,133	3,634	3,483
Commissions, net	10,578	1,707	(81)	8,929	1,470	(167)
Intermediation result	638	1,614	(56)	898	(118)	108
Other operating income (expenses)	1,598	2	1,355	885	(0)	182
Administrative and promotion expenses	(18,237)	(2,007)	8	(15,751)	(2,053)	(306)
Operating Income	11,900	4,977	4,689	10,094	2,933	3,299
Equity in results of non-consolidated subsidiaries and associated companies	0	1	72	0	0	70
Income before income taxes	11,900	4,978	4,761	10,094	2,933	3,369

Segment information has been prepared according to the classifications used in Grupo Santander at secondary level, based in the type of developed business:

Commercial Banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global Wholesale Banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate Activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of December 31, 2012
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortages	Total

Risk "A"	86,321	-	1,536	154	1,690
Risk "A-1"	200,343	939	-	-	939
Risk "A-2"	19,690	191	-	-	191
Risk "B"	11,983	-	467	314	781
Risk "B-1"	18,484	337	361	-	699
Risk "B-2"	22,996	200	1,685	-	1,885
Risk "B-3"	3,735	441	-	-	441
Risk "C"	5,328	-	1,618	212	1,831
Risk "C-1"	197	47	-	-	47
Risk "C-2"	299	122	-	-	122
Risk "D"	2,889	349	1,628	41	2,018
Risk "E"	755	532	273	17	822
Total rated portafolio	373,017	3,159	7,568	739	11,465

Exceptions	4,672

Total	377,689	3,159	7,568	739	11,465

Provisions created					11,580
Complementary provisions					115

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of December 31, 2012.

2.
Loan Portfolio is graded according to the rules for loan portfolio rating issued by the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the methodology established by CNBV. In the case of commercial and mortgages portfolio, such rating may be performed following internal methodologies authorized by CNBV.  The institution utilizes a proprietary methodology from June 2009, for a portion of the commercial portfolio, i.e. the companies segment, and the standard methodology of CNBV for the rest of the portfolio.

On July 31, 2009, the Bank implemented new rules for grading revolving consumer credit to be applied from August, 2009, as it is explained in Annex 31.

From March 2011, the Bank implemented new rules for grading non-revolving consumer credits and mortgages.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

3.
Reserves created in excess are explained by the following: The Bank maintains additional reserves to the ones necessary pursuant to the loan portfolio grading process authorized by CNBV, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the CNBV in Official Letter No. 601DGSIF"C"-38625, for an amount of $41.5 million pesos, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial Ratios

Grupo Financiero Santander México
Percentages
	4Q12	3Q12	4Q11	2012	2011

Past Due Loans Ratio	1.7	1.6	1.7	1.7	1.7

Past Due Loans Coverage	190.1	205.4	210.5	190.1	210.5

Operative Efficiency	3.2	2.6	2.7	2.6	2.4

ROE	13.7	17.7	34.7	18.7	21.4

ROA	1.7	2.1	4.0	2.3	2.5

Capitalization Ratio:
Credit Risk	23.8	23.9	27.4	23.8	27.4
Credit, Market and operations risk	14.8	14.5	14.8	14.8	14.8

Liquidity	104.3	120.1	145.2	104.3	145.2

NIM (Net Interest Margin)	3.4	3.3	3.3	3.4	3.3

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB.

PAST DUE LOANS RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

PAST DUE LOAN COVERAGE = Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

OPERATING EFFICIENCY = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México
Notes to financial statements as of December 31, 2012
(Millions of pesos, except for number of shares)
1. Financial Instruments

Financial instruments are constituted as follows:

Accounting Value
Trading Securities:
Bank Securities	1,357
Government Securities	102,952
Private shares	1,226
Shares	11,648
117,183

Securities available for sale:
Bank Securities	502
Government Securities	41,353
Other	5,518
47,373

Securities held until maturity:
Government securities (Cetes especiales)	5,090
5,090

Total Financial Instruments	169,646

2. Repurchase and resale agreements
The repurchase and resale agreements portfolio is constituted as follows:
Net balance
Debit Balances
Bank Securities	4,877
Government Securities	4,594
Total	9,471

Credit balances
Bank Securities	860
Government Securities	68,104
Private Securities	4,326
Total	73,290
(63,819)

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3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book Value

MX2PPE050004	16-Jul-15	9.91%	3,868
US706451BF73	15-Dic-15	1.79%	1,615
		Total	5,483

Tier 1 Capital			76,197
5 % of Tier 1 Capital			3,810

4. Derivative Financial Instruments

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31, 2012, are as follows:

Swaps
Interest Rate	2,931,227
Foreign Exchange	612,476

Futures	Buy	Sell
Interest Rate	0	517,229
Foreign Exchange	741	389
Index	2,996	6,835

Forward Contracts
Interest Rate	5,000	0
Foreign Exchange	218,236	2,663
Securities	1,770	9,058

Options	Long	Short
Interest Rate	190,123	233,099
Foreign Exchange	7,649	8,201
Indexes	6,178	5,727
Securities	5,233	4,298

Total for trading	3,981,629	787,498

Hedge
Cash Flow
Interest Rate Swaps	17,725
Foreign Exchange Swaps	20,767

Fair Value
Interest Rate Swaps	7,895
Foreign Exchange Swaps	2,477

Total for hedge	48,864

Total Financial Instruments	4,030,493	787,498

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5. Loan Portfolio
The loan portfolio, by type of loan and currency, as of December 31, 2012, is constituted as follows:
		Amount
	Pesos	USA Dlls	UDIS	Total

Current loan portfolio

Commercial or business activities	138,112	37,217	1	175,330
Financial entities	406	1	0	407
Governmental entities	24,731	13,978	0	38,709
Commercial loans	163,248	51,196	1	214,445
Consumer loans	61,604	0	0	61,604
Mortgages	65,974	1047	1,520	68,541
Total	290,826	52,243	1,521	344,590

6. Past Due Loans

		Amount
Past Due Loans	Pesos	USD	UDIS	Total

Commercial or business activities	1,475	48	0	1,523
Commercial loans	1,475	48	0	1,523
Past due consumer loans	2,236	0	0	2,236
Past due mortgages	1,911	143	280	2,334
Total	5,622	191	280	6,093

The analysis of movements in past due loans from January 1 to December 31, 2012, is as follows:

Balance as of December 31, 2011				5,315

Plus: Transfer from current loan portfolio to past due loans				14,696

Collections
Cash			(1,512)
Normalization			(2,778)
Awards			0	(4,290)

Reestructured loans				(1,035)

Charges off				(8,593)

Balance as of December 31, 2012				6,093

7. Allowances for loan losses

The movements in the provision for loan losses, from January 1st. to December 31, 2012, are as follows:

Balance as of December 31, 2011	11,191

Allowances created	9,445
Release vs. Goodwill	(61)
Charge-offs	(8,593)
Release Comercial Mexicana, S.A.	(378)
Exchange rate effect on foreign currency	(24)
Balance as of December 31, 2012	11,580

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The table below presents a summary of charge-offs by type of product as of December 31, 2012:

Product	Charge-offs	Debit Relieves	Total	%

First Quarter
Commercial Loans	280	48	328	17.62%
Mortgage	310	10	320	17.20%
Credit Card	721	55	776	41.70%
Consumer loans	420	17	437	23.48%
Total	1,731	130	1,861	100.00%

Second Quarter
Commercial Loans	396	5	401	22.71%
Mortgage	103	10	113	6.40%
Credit Card	758	47	805	45.58%
Consumer loans	431	16	447	25.31%
Total	1,688	78	1,766	100.00%

Third Quarter
Commercial Loans	311	10	321	14.29%
Mortgage	325	5	330	14.69%
Credit Card	958	46	1,004	44.68%
Consumer loans	577	15	592	26.35%
Total	2,171	76	2,247	100.00%

Third Quarter
Commercial Loans	347	3	350	12.87%
Mortgage	140	1	141	5.19%
Credit Card	1,423	47	1,470	54.06%
Consumer loans	738	20	758	27.88%
Total	2,648	71	2,719	100.00%

2012
Commercial Loans	1,334	66	1,400	16.29%
Mortgage	878	26	904	10.52%
Credit Card	3,860	195	4,055	47.19%
Consumer loans	2,166	68	2,234	26.00%
Total	8,238	355	8,593	100.00%

Allowances for Loan Losses from the Commerce Fund

Pursuant to the Commission's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of December 31, 2012, there are MX$55 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of Grupo Financiero Santander. As of December 31, 2011, such allowances totaled Mx$ $113.

During the fourth quarter of 2012, the abovementioned allowances for loan losses had the following breakdown:

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Mortgages and commercial loans charge-offs	(58)
Udis reserves actualization and f/x effects	0
(58)

As part of the Commission's authorization for these reserves, in case there are exit loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the period, charges due to income statement due to recoveries of previously charge off loans amounted Mx$61.

8. Problematic Loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of December 31, 2012, the accounts receivable from the federal government are $350, regarding the early termination of benefit programs granted to bank debtors.
Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.	Support Program for Mortgages Debtors (Support Program);

2.	Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3.	Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the Commission. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the Commission, and they shall comply with all the comments and corrections made by such Commission and they shall deliver all the information requested by the Commission for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

10. Average Interest Rates paid on deposits

The average interest rates paid on deposits during December, 2012, is as follows:
	Pesos	USD

Average balance	149,040	17,773
Interest	592	1
Rate	1.5887%	0.0288%

4Q.12 | Earnings Report | 48

11. Bank and other Loans

As of December 31, 2012, banks and other loans are constituted as follows:

Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Banco de México
Call money	1,500	5.42%	6 months
Public fiduciary funds	5,286	4.38%	From 2 days to 18 years
Government loans	3,611	5.42%	From 1 day to 6 years
Total	10,397

Loans in foreign currency

Foreign bank loans	8,191	1.52%	From 28 days to 8 years
Call money	8,168	0.38%	2 days
Public fiduciary funds	504	1.03%	From 2 days to 4 years
Development bank loans	154	2.60%	From 4 days to 4 years
Total	17,016

Total Loans	27,413

Accrued Interests	50

Total	27,463

12. Current and Deferred Taxes

Current taxes as of December 31, 2012

Income Tax	3,207
Deferred taxes	(1,754)	(1)
Total Bank	1,453
Current-deferred taxes from other subsidiaries	2,362
Total Financial Group	3,815

(1) Deferred taxes are broken down as follows:

Global provision	(233)
Fixed Asset	(344)
Net effect from financial instruments	(1,125)
Accrued Liabilities	(58)
Other	6
Total Bank	(1,754)
Provision for loan losses of subsidiaries, net effect	(393)
Others, subsidiaries	105
Total deferred tax, Financial Group	(2,042)

As of December 31, 2012, Assets are registered at 80.83% and Liabilities are registered at 100%

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Remainder of global provisions and allowances for loan losses	10,177
Other concepts	3,303
Total Deferred Tax (net)	13,480

Deferred taxes registered in balance sheet accounts	10,584
Deferred taxes registered in memorandum accounts	2,896

13. Other operating income (expenses)
The main items that constitute the balance of Other Income (Expenses) account, as of December 31, 2012, are the following:

Concept:
Recoveries of previously charged-off loans	1,804
Sales of fixed assets	1,741
Release of allowances for loan losses	378
Write-offs of liabilities and reserves	201
Interests on employees' loans	122
Income from sale of foreclosed assets	102
Technical Advisory	103
Expenses on collections	(611)
Write-offs	(791)
Provisions for legal and fiscal contingencies	(272)
Provision and payments to IPAB (Indemnity)	(35)
Others	213
2,955

14. Discontinued Transactions

Sale of Seguros Santander

On February, 2011, Banco Santander, S.A. (España) and ZS Insurance America, SL  entered into a commercial alliance for the business of bancassurance in Latin America that consists in an agreement for the distribution for sale of insurance products in each country, during 25 years.

Derived from the commercial alliance, on July 14, 2011, the agreement among Banco Santander, S.A. (España), Zurich, and Zurich Insurance Company LTD. was entered into (the “purchaser”).

On July 14, 2011, the financial Group performed the sale of the totality of the shares of Seguros Santander, S.A. via a stock-purchase agreement entered into and between the Financial Group and ZS Insurance America, SL, and only for guarantee purposes, with Banco Santander, S.A. (España).

The agreement stipulates that the financial group agreed to sell, transfer and deliver to ZS Insurance America, SL 189,999 shares of the capital stock of Seguros Santander, which represented 99.99% of the capital stock.

The book value of the capital stock of Seguros Santander, amounted $7,441, which generated a profit after taxes of $4,822 registered on November, 2011 by the Financial Group once the sale was executed pursuant to the clauses of the agreement, and the effects of such sale were reflected in the statement of income within the item “discontinued transactions”. The profit after taxes includes $570 corresponding to the results of the operations of Seguros Santander for the year 2011 where it belonged to the financial group.

According to the agreement, the financial group may continue to provide administrative services as well as the sale of insurance policies as part of the continuation of the business, to have and keep tangible goods and properties of Seguros Santander, as well as to maintain relevant business relationships, except in case Zurich and Inversiones ZS América, SL do not accept so or the agreement is terminated.

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15. Capitalization Ratio

Banco Santander (México), S.A.
	Amount of equivalent positions	Capital Requirement
I. ASSET RISKS
DUE TO MARKET RISKS
Transactions in Mexican pesos with a nominal rate	118,622	9,490
Transactions with debt securities in Mexican pesos, with overrate and variable rate	4,590	367
Transactions in Mexican pesos with real rate or UDI	6,158	493
Transactions in Mexican pesos with rate referred to General Minimum Wage	2,438	195
UDI positions or referred to NCPI	4	0
Positions in Mexican pesos with rate referred to General Minimum Wage	11	1
Transactions in foreign currency with nominal rate	13,255	1060
Foreign Currency positions or rate referred to exchange rate.	261	21
Stock positions or rate referred to the price of a stock or group of stocks	376	30
Total	145,715	11,657

CREDIT RISKS
Group II (weighted at 50%)	32	3
Group III (weighted at 20%)	19,361	1,549
Group III (weighted at 23%)	5,590	447
Group III (weighted at 50%)	117	9
Group III (weighted at 57.5%)	5,521	442
Group III (weighted at 100%)	10	1
Group IV (weighted at 20%)	6,203	496
Group IV (weighted at 125%)	0	0
Group V (weighted at 20%)	343	27
Group V (weighted at 50%)	745	60
Group V (weighted at 115%)	7,773	622
Group V (weighted at 150%)	19	2
Group VI (weighted at 50%)	13,161	1,053
Group VI (weighted at 75%)	6,363	509
Group VI (weighted at 100%)	15,580	1,246
Group VI (weighted at 125%)	941	75
Group VII-A (weighted at 20%)	8,110	649
Group VII-A (weighted at 50%)	3,344	267
Group VII-A (weighted at 57.5%)	226	18
Group VII-A (weighted at 100%)	144,312	11,545
Group VII-A (weighted at 115%)	2,371	190
Group VII-A (weighted at 125%)	126	10
Group VII-B (weighted at 100%)	2,124	170
Group IX (weighted at 100%)	44,577	3,566
Group IX (weighted at 125%)	579	46
Other Assets (weighted at 10%)	207	17
Other Assets (weighted at 11.5%)	2	0
Other Assets (weighted at 20%)	6,642	531
Other Assets (weighted at 50%)	3,013	241
Other Assets (weighted at 100%)	22,877	1,830
Total	320,268	25,621

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OPERATIONS RISK
Requirement on Operations Risk	49,600	3,968

TOTAL REQUIREMENTS
Net requirement on market risk	145,715	11,657
Requirement on credit risk	320,268	25,621
Requirement on operations risk	49,600	3,968
Total	515,583	41,247

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	95,966
Total Stockholders' equity	95,966
Less:
Investment in shares of financial entities	18,942
Investment in non-financial shares	24
Intangibles and Deferred expenses or costs	2,382
Total basic Capital	74,618

SUPLEMENTARY CAPITAL
Provisions for general credit risks.	1,579
NET CAPITAL	76,197

III. CAPITALIZATION RATIO

Net Capital / Required Capital	1.85
Basic Capital / Assets subject to credit and market risk	14.47
Net capital /Assets subject to credit risk	23.79
Net Capital / Assets subject to Total Risk	14.78

Casa de Bolsa Santander, S.A. de C.V.

	Amount of equivalent positions	Capital Requirement
I. ASSETS RISK
MARKET RISK
Transactions in Mexican pesos with nominal rate	37	3
Transactions with debt securities in Mexican pesos with overrate and variable rate.	0	0
Transactions in Mexican pesos with real rate or UDI	0	0
UDI positions or referred to NCPI	0	0
Stock positions or rate referred to the price of a stock or group of stocks	1,462	117
	1,499	120

CREDIT RISKS
Group II (weighted at 20%)	30	2
Group III (weighted at 100%)	404	32
	434	35

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OPERATION RISKS	244	19

TOTAL REQUIREMENTS
Net requirement on market risk	1,499	120
Requirement on credit risk	434	35
Requirement on operations risk	244	19
	2,176	174

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	1,463
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	1,463
Less:
Investment in shares of financial entities	45
Investment in non-financial shares	1
Total Basic Capital	1,417

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks	0
GLOBAL CAPITAL	1,417

III. INDICE DE CAPITALIZACIÓN

Global Capital / Required Capital	8.14
Basic Capital / Assets subject to credit, market and operation risk	65.12
Global capital /Assets subject to credit risk	326.82
Global Capital / Assets subject to credit, market and operation Risk	65.12

Santander Consumo, S.A. de C.V., SOFOM, E.R.

	Amount of equivalent positions	Capital requirements
I. ASSETS RISK
MARKET RISKS
Transactions in Mexican pesos with nominal rate	9,719	778
Transactions with debt securities in Mexican pesos with overrate and variable rate.	0	0
Total	9,719	778

CREDIT RISKS
Group III (weighted at 20%)	0	0
Group VI (weighted at 100%)	56,177	4,494
Group VI (weighted at 125%)	1,076	86
Group VI (weighted at 150%)	0	0
Group VII (weighted at 20%)	1	0
Group VII (weighted at 150%)	2	0
Other assets (weighted at 100%)	4,900	392
Total	62,155	4,972

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OPERATIONS RISK
Requirement on Operations Risk	8,228	658

TOTAL REQUIREMENTS
Net requirement on market risk	9,719	778
Requirement on credit risk	62,155	4,972
Requirement on operations risk	8,228	658
Total	80,103	6,408

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	11,998
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	11,998
Less:
Investment in subordinated securities	0
Investment in shares of financial entities	0
Investment in non-financial shares	0
Loans granted for the purchase of own shares or shares of entities of the financial group.	0
Deferred Taxes	0
Intangibles and Deferred expenses or costs	0
Other assets	0
Total Basic Capital	11,998

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks.	717
NET CAPITAL	12,715

III. CAPITALIZATION RATIO

Net capital/ Required Capital	1.98
Basic Capital / Assets subject to total risks	14.98
Net Capital / Assets subject to Credit Risks	20.46
Net Capital / Assets subject to total Risks	15.87

Santander Hipotecario, S.A. de C.V., SOFOM, E.R.

	Amount of equivalent positions	Capital Requirements
I. ASSETS RISK
MARKET RISK

Transactions in Mexican pesos with nominal rate	5,956	476
Transactions in Mexican pesos with real rate or UDI	760	61
UDI positions or referred to NCPI	1	0
Transactions in foreign currency with nominal rate	200	16
Foreign Currency positions or rate referred to exchange rate	90	7
Total	7,008	561

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CREDIT RISK
Group III (weighted at 20%)	16	1
Group VI (weighted at 50%)	5,072	406
Group VI (weighted at 75%)	2,950	236
Group VI (weighted at 100%)	3,848	308
Group VI (weighted at 125%)	1,480	118
Group VII-A (weighted at 20%)	1	0
Other assets (weighted at 100%)	2,517	201
Total	15,883	1,271

OPERATIONS RISK
Requirement on Operations Risk	1,160	93

TOTAL REQUIREMENTS
Net requirement on market risk	7,008	561
Requirement on credit risk	15,883	1,271
Requirement on operations risk	1,160	93
Total	24,051	1,924

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	3,168
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	3,168
Less:
Investment in subordinated securities	0
Investment in shares of financial entities	0
Investment in non-financial shares	0
Loans granted for the purchase of own shares or shares of entities of the financial group.	0
Deferred Taxes	0
Intangibles and Deferred expenses or costs	0
Other assets	0
Total Basic Capital	3,168

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks.	39
NET CAPITAL	3,207

III. CAPITALIZATION RATIO

Net Capital/ Required Capital	1.67
Basic Capital / Assets subject to total risks	13.17
Net Capital / Assets subject to Credit Risks	20.19
Net Capital / Assets subject to total Risks	13.34

4Q.12 | Earnings Report | 55

16. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of December 31, 2012, is provided:

  - At December 31, 2012 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $15,762.7, repreenting the 21.43% of the basic capital of the Bank.

17. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that the institution offers to clients; that is, the funds obtained from check accounts and term deposits from customers.

With respect to external sources of liquidity, the institution has several mechanisms of access to debt and capital markets, i.e., the bank obtains resources via the issue of debt securities, loans to other institutions, including the Central Bank and international institutions, as well as the issue of subordinate debt and other capital securities.

The bank may obtain liquidity also via repurchase and resale agreements on securities (reportos) possessed by the bank. Also, the bank may obtain funds via the sale of assets.

18. Dividends Policy

The institution performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

19. Treasury Policies

The activities of the bank’s treasury are performed pursuant to the following:

a)
 In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

20. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.96%
Gestión Santander, S.A. de C.V.	99.99%

21. Internal Control

The activities of Grupo Financiero Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Grupo Financiero Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

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For the compliance of the rules in effect, the Group has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction for Media

➢	Deputy General of Human Resources

➢	Deputy Direction for Legal Affairs

➢	Counsel for Legal Affairs

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of the Group, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute the Group, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Society Practices Committee

▪	Integral Risk Management Committee

▪	Executive Credit Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

▪	Remunerations Committee

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The registration, control and storage of the daily activities of the Group is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Grupo Financiero Santander is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of the Group are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute the Group and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system according to the requirements of the Directive UNE-EN ISO 9001:2008 and it is focused towards customer satisfaction under an approach of continuous improvement of procedures.

In summary, Internal Control of the Group includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

22. Accounting Differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	17,822

Temporary differences in classification and assessment of repurchase and resale agreements and securities	(107)	(a)

Income and expenses from the Head Office	282	(b)

Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	158

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	18,155

(a) According to the local regulations, as of september 30, 2008, the market variation of securities classified as securities for trade was registered in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is registered in stockholders' equit until their realization.

(b) Allocation of corporate income and expenses performed by the Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

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23. Transactions with Related Parties

Assets
Liabilities	390
Derivatives	18,937
Loan Portfolio (net)	2,288
Other account receivables	7,891

Liabilities
Term deposits	638
Credit instruments issued	1,106
Credit balance on repurchase and resale agreements	134
Derivatives	24,871
Bank and other loans	186
Other accounts payable	78
Credit balance on settlement of transactions	494

Earnings
Interest collected	86
Commissions collected	3,016
Transactions with derivative financial instruments	59,104

Expenses
Interests paid	47
Administration expenses	241
Transactions with derivative financial instruments	64,019
Technology Services	1,452

24. Interests on Loan portfolio

As of December 31, 2012, the Income Statement includes in the item "Earnings from loans" $37,164 million pesos that correspond to interests from the loan portfolio of  Banco Santander (México), S.A.,Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

25. Integral Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk Management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk Management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk
The Market Risk Management department of the Comprehensive Risk Management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk

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measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk Management Committee and to the Board of Directors.

The market risk management is to identify, measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade
In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of December, 2012 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousand of pesos)%
Trading desks	72,367.68	0.09%
Market Making	43,924.59	0.06%
Prop Trading	33,646.92	0.04%

Risk factor	72,367.68	0.09%
Interest rate	65,992.75	0.09%
Foreign excahange	10,235.62	0.01%
Equity	12,718.59	0.02%

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The Value at Risk for the average quarter of 2012 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousand of pesos)%
Trading desks	70,372.62	0.09%
Market Making	46,517.84	0.06%
Prop Trading	36,918.68	0.05%

Risk factor	70,372.62	0.09%
Interest rate	65,211.63	0.09%
Foreign Exchange	5,810.47	0.01%
Equity	13,356.32	0.02%

*  % of VaR with respect to Net Capital

It is important to mention that the VaR related to consolidated positions in securities for trading and available for sale is 264,546 (thousands of Mexican pesos), mainly focused in the Interest Rate risk factor.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities
Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Oct-12	Nov-12	Dec-12	Average	Oct-12	Nov-12	Dec-12	Average
Balance MXP GAP	56%	62%	72%	63%	77%	76%	69%	74.0%
Balance USD GAP	25%	73%	64%	54%	80%	75%	54%	69.7%

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios.

4Q.12 | Earnings Report | 61

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits
Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk
Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

	Liquidity Ratio
Bank and Brokerage	Oct-12	Nov-12	Dec-12	Average
Balance MXP GAP	41%	36%	34%	37%
Balance USD GAP	24%	26%	19%	23%

Credit Risk
Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools  are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

4Q.12 | Earnings Report | 62

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses
Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk
Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used.REC is an estimate of the amount the institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction ar market value provided that this value is positive for the institution, and it is measured as the market value of the transaction (MtM).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

4Q.12 | Earnings Report | 63

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander as of the end of December, 2012, is concentrated on 90.33% in the Sovereign Risk segment, Development Banking and Financial Institutions, 9.19% in the Corporate segment and 0.49% in the Companies segment.

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of December 2012, which corresponds to derivative transactions is 9,996 million USA dollars Gross REC. Depending on the type of derivative, we present an amount in rate derivatives of 5,908 million USA dollars Gross REC, in derivatives exchange rate is 3,889 million USA dollars Gross REC, in derivatives on bonds of 3 million USA dollars Gross REC and equity derivatives 196 million USA dollars Gross REC.

The quarterly average Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the period October-December, 2012 was 19,037.48 million USA Dollars REC in the Sovereign Risk, Development Banking and Financial Institutions segment, 1,708.73 million USA Dollars REC in Corporate segment and 95.03  million USA Dollars REC in the <companies segment.

The Expected Loss of Grupo Financiero Santander at the end of December, 2012, is concentrated in 22.71% in the Sovereign Risk, development Banking and Financial Institutions segment; 71.74% in the Corporate segment and 5.55% in the Companies segment.

The quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of the institution, for the period October – December, 2012 was 2.56 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment, 7.56 million USA Dollars in the Corporate segment and 0.6 million USA Dollars in the Companies segment

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

4Q.12 | Earnings Report | 64

Respect to total collateral received for derivatives transactions at the end of December 2012, the 99.91% is concentrated in cash collateral and the remaining 0.09% collateral refer to bonds issued by the Mexican Federal Government.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Item 2

4Q and Full-Year 2012

Earnings Presentation

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

Mexico City, February 19(th), 2013

Mexico

Safe Harbor Statement

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward -looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward -looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de M[]xico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in the "Risk
Factors" section of our Registration Statement on Form F-1 (File No.
333-183409) . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S.
Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.

Another Solid Quarter Contributing to a Strong FY12

Growth in strategic segments
         * Consumer            20.8%
         * Credit card         30.3%
         * SMEs                76.7%
         * Mortgage            11.9%
         * Insurance            32.5%
Prudent risk management
         * NPL ratio           1.7%
         * Cost of risk        2.8%
Focus on operating efficiency
         * Efficiency ratio(1) 39.5%
Achieved high profitability
          * ROAE               19.1%

     Meeting our business targets

Santander Mexico is one of the most profitable banking franchises in Mexico

Source: Company filings
Notes: 1) 12MOpex / 12M Income before opex (net of allowances)

Loan Growth Driven by 21% YoY Expansion in Retail

Total Loans

Corporates
Retail Banking
313,673
350,683
(15)%
21%
2011
2012

2011

SMEs 6%
Consumer 7%
Credit Cards 9%
Mortgages 20%
Corporates 25%
Middle-Market** 33%

2012

SMEs 9%
Consumer 8%
Credit Cards 11%
Mortgages 20%
Corporates 19%
Middle-Market** 33%

Source: Company filings CNBV GAAP

Notes: ** Includes middle-market, government and financial institutions

3

Santander

Loan Growth Driven by 21% YoY Expansion in Retail

Source: Company filings CNBV GAAP

Notes: ** Includes middle-market, government and financial institutions

All Retail Segments Performed Well, Led by Credit Cards…

Individuals
18.2%
113,973
2011
134,715
2012
Consumer*
+21%
21,975
26,538
2011
2012
Credit Cards
+30%
28,637
37,301
2011
2012
Mortgages
+12%
63,361
70,876
2011
2012

Source: Company filings CNBV GAAP

Notes: * Includes personal and payroll loans

4

Santander

All Retail Segments Performed Well, Led by Credit Cards[]

[] Growth rates in line with targets

[] Consumer growth driven by credit cards

[] Credit card growth 1.7x  industry growth

[] Growth in mortgages above the industry

Source: Company filings CNBV GAAP
Notes:  * Includes personal and payroll loans

As well as our insurance fee business…

Insurance

833
761
714
654
627
+32.9%
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Company Filings CNBV GAAP

5

Santander

As well as our insurance fee business []

[] Strongest growth in life and auto insurance

[] Growth in auto insurance driven by "autocompara" campaign

[] Increase in life insurance motivated by consumer lending

Source:

Company Filings CNBV GAAP

8.1%
199,700
2011
215,969
2012
SMEs
+77%
18,643
32,940
2011
2012
Middle-Market*
+13%
102,865
116,221
2011
2012
Corporates
-15%
78,191
66,808
2011
2012

Source: Company filings CNBV GAAP

Notes: * Includes middle-market, government and financial institutions

6

Santander

.... while Our Strategic Focus on SMEs Continues to Support Commercial Loan
Expansion

[] In November 2012, SME effort recognized with three awards from NAFIN activities:

* Government Providers

* Small Contributors Regime (Repecos)* Guarantees

[]   Optimized processes in order to provide faster solutions to our clients

[]   Introduced preapproved loans to SME's

[]   Middle Market growth driven partially by focus on trade finance

[]   Corporates focused on advising companies in capital market issuances

Source: Company filings CNBV GAAP
Notes:  * Includes middle-market, government and financial institutions

Total Deposits

+17%
309,194
325,110
330,875
336,289
362,452
Term
Demand
42%
58%
42%
58%
38%
62%
42%
58%
42%
58%
4Q11
1Q12
2Q12
3Q12
4Q12

Demand
+18%
178,065
210,915
2011
2012

Term
+16%
131,129
151,537
2011
2012

Source: Company filings CNBV GAAP

Notes: * Incliudes money market

7

Santander

Healthy Loan Growth was Supported by a Strong Growth in Deposits ...

[] Balanced growth in term and demand deposits

[] Partially explained by seasonality in payrolls

[] Launched new investment products and checking accounts

[] Implemented specific services for our "Select" (VIP) client base

Source: Company filings CNBV GAAP

Notes: * Incliudes money market

… and Further Improvements in the Liquidity Profile

Net Loans to Deposits[1]

- 420bps
-510bps
97.8%
94.5%
99.1%
98.7%
93.6%
4Q11
1Q12
2Q12
3Q12
4Q12

Debt Maturity

TOTAL: $34,749
9,784
6,048
151
4,100
1,700
12,966
2013
2014
2015
2016
2021
2022

Source: Company filings CNBV GAAP

8

Santander

.... and Further Improvements in the Liquidity Profile

[]   1bn issuance further strengthened debt maturity profile

[]   Maintain a healthy loan to deposit ratio

[]   Branch expansion to contribute to deposit growth

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term)

NIM
> 5.0%
Net Interest Income and NIM[1]
17.7%
28,806
33,892
6,530
6,994
7,471
7,811
8,105
8,394
8,582
8,811
+13%
4.81
4.87
4.98
5.03
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Company filings CNBV GAAP

9

Santander

This Strong Performance Helped Us Achieve the Highest Quarterly Net Interest
Margin in 2012...

Source: Company filings CNBV GAAP

Notes: 1) 2012 Financial margin divided by daily average interest earnings assets

…Combined with Continued Growth in Net Commissions and Fees…

Net Commissions and Fees

19.3%
10,232
12,203
2,566
2,490
2,680
2,496
2,963
2,836
3,065
3,339
+34%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

24%
22%
25%
14%
11%
4%
Insurance
Credit Cards
Cash Mgmt*
Investment funds
Financial Advisory
Cap Mkts & Sec

Source: Company filings CNBV GAAP

10

Santander

....Combined with Continued Growth in Net Commissions and Fees[]

                         2011  2012      Var $$     Var %
                        ------ --------- ---------- ---------
Insurance               2,235      2,962       727       33%
Credit Cards            2,330      2,685       355       15%
Cash Management         2,657      3,002       345       13%
Investment Fund Mgmt    1,787      1,729       -58       -3%
Financial Advisory        822      1,365       543       66%
Cap Mkts [AND] Sec        401        460        59       15%
----------------------- ------ --------- ---------- ---------
Net Commisions and Fees 10,232    12,203     1,971        19%
----------------------- ------ --------- ---------- ---------

Source: Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments, account management, foreign trade and checks

Gross Operating Income*

21.0%
39,926
48,291
9,460
10,030
10,180
10,256
11,822
11,336
12,567
12,566
+23%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

5%
25%
70%
Financial Margin
Net Commisions and fees
Net gain /(loss) on financial assets and liabilities

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

11

Santander

....Led to Gross Operating Income* Up 23% for the Quarter and 21% in FY12

                                     2011        2012       Var $$      Var %
                                     ----------- ---------- ----------- -----------
Financial Margin                        28,806      33,892        5,086         18%
Net Commisions and fees                 10,232      12,203        1,971         19%
Net gain /(loss) on financial assets
and liabilities                            888       2,196        1,308        147%
------------------------------------ ----------- ---------- ----------- -----------
Gross Operating Income*                 39,926      48,291        8,365         21%
------------------------------------ ----------- ---------- ----------- -----------

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

We Achieved Growth While Maintaining Strong Asset Quality…

Loan Loss Reserves (LLR)

22.6%
7,623[1]
9,345[1]
1,472
1,963
2,147
1,067
1,080
2,041
1,968
1,994
2,535
2,948
100
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
Non Recurring
Loan Loss Reserves

Adjustments

Adjusted LLR up 22.6%

Cost of Risk[2]

+40bps
+20bps
2.4%
2.5%
2.4%
2.6%
2.8%
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Company filings CNBV GAAP

2) 2012 Loan loss reserves divided by average loans

12

Santander

We Achieved Growth While Maintaining Strong Asset Quality ...

Source: Company filings CNBV GAAP
1) Adjusted for the following items: In 2011, the reversal of reserves for the amount of 1,067 million. In 2012, the especial provisions related to project finance. 12 2) 2012 Loan loss reserves divided by average loans

Adjustments

[] 3Q11 loan loss reserve release: 1,067

[] 4Q12 Project Finance:             100

Adjusted LLR up 22.6%

[] In line with retail portfolio expansion

[] Reflect higher than expected provisioning in certain consumer loans vintages

NPL's             2011    2012  Var (bps)

Consumer          2.51%  3.50%   99
Credit Card       2.53%  2.87%   34
Mortgage          3.34   3.29%   (5)
Commercial        0.78%  0.44%  (34)
SME's             2.71%  2.08%  (63)

Total             1.69%  1.74%    5

Administrative and Promotional Expenses

11.7%
18,111
20,236
6,022
5,221
5,179
+5%
4,243
3,948
4,312
4,630
4,476
4,559
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

4Q12 Adjustments

Source: Company filings CNBV GAAP

13

Santander

Expenses Reflect Leasebacks, Frontloaded Branch Expansion Costs, Non-Recurring
Marketing Outlays, Seasonality ...

Administrative and Promotional Expenses

4Q12 Adjustments
[]  Incremental expenses
    --------------------
    *   Branch expansion                 127
    *   Leaseback                        100
[]  Other items
    -----------
    *   Corporate image campaign         225
    *   IPO related                       60
    *   Amortization of useless software  40

Source: Company filings CNBV GAAP

Average Personnel[1]

6%
11,944
12,684
2011
2012

Cost Breakdown

43%
28%
15%
8%
6%
Personnel
Admin expenses*
Others**
Depreciation and amortization
Leaseholds

Source: Company filings CNBV GAAP

1) Internal Employees

14

Santander

.... and Increased Investment in Workforce to Capitalize on Selective Growth
Opportunities in Mexico

                           2011      2012       Var $$      Var %
                           --------- ---------- ----------- ----------
Personnel                     7,690       8,734      1,044         14%
Admin expenses*               5,345       5,664        319          6%
Leaseholds                       980      1,261        281         29%
Others**                      2,632       3,020        388         15%
Dep. and Amort                1,464       1,557          93         6%
-------------------------- --------- ---------- ----------- ----------
 Admin. and prom. expenses   18,111      20,236      2,125         12%
-------------------------- --------- ---------- ----------- ----------

Source: Company filings CNBV GAAP
Notes: * Includes:credit cards, IT, professional fees, taxes (VAT) and duties,
         IPAB and armored car services.
       **Includes: Maintenance, office utilities, traveling expenses, and marketing, among others.
       1) Internal Employees

We Delivered Strong Underlying Profitability and Earnings Growth…

Net Income
20%
8,526
11,825
13,850
18,683
13,114
17,822
17,238
+31%
2008
2009
2010
2011
2012
7,742
3,394
5,013
5,285
4,073
4,214
3,938
3,310
+16%
4Q11
1Q12
2Q12
3Q12
4Q12
Reported
Comparable

Net income in line with our target

Source: Company filings CNBV GAAP

15

We Delivered Strong Underlying Profitability and Earnings Growth ...

Net income in line with our target

Source: Company filings CNBV GAAP

…and Remained in Line with Efficiency Targets…

Efficiency[1]

-470bps
44.2%
35.8%
35.0%
36.9%
39.5%
4Q11
1Q12
2Q12
3Q12
4Q12

Fees to Expenses[2]

+380bps
61.5%
72.4%
70.1%
67.8%
65.3%
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Company Filings CNBV GAAP

16

Santander

....and Remained in Line with Efficiency Targets []

Source: Company Filings CNBV GAAP
Notes:  1) 2012 Opex divided by 2012 Income before opex (net of allowances)
        2) 2012 Net fees annualized divided by 2012 Opex (net of amortizations 16 and depreciations)

…and Maintain Solid Profitability and Strong Capitalization…

ROAE[1]

12.6
16.3
17.7
21.9
15.3
19.1
18.5
2008
2009
2010
2011
2012
Reported
Comparable

Core Capital and Capitalization

14.8%
14.3%
14.6%
14.5%
14.8%
14.5
14.0
14.3
14.2
14.5
4Q11
1Q12
2Q12
3Q12
4Q12
Capitalization
Core capital

17

....and Maintain Solid Profitability and Strong Capitalization []

Source: Company Filings CNBV GAAP
Notes:  1) Annualized Net income divided by Average Equity

Focus on Strategic Business	2013 - 2015 CAGR Target	FY12 YoY% Chg.
✓ Consumer / Credit Cards	Δ ~20%	20.8% / 30.2%
✓ SMEs	Δ ~30%	76.7%
✓ Mortgages	Δ ~10%-12%	11.9%

Focus on Risk, Efficiency and Profitability	2013 - 2015 Target Range	FY12 YoY% Chg.
✓ NPLs Ratio	1.5% - 2.2%	1.7%
✓ Efficiency	35.0% - 40.0%	39.5%
✓ ROAE	~ 20%	19.1%

18

Santander

.... Delivering A Solid Year, in Line with Our Forward -Looking Three-Year
Targets

Focus on Strategic Business

[] Consumer / Credit Cards
[] SMEs
[] Mortgages

Focus on Risk, Efficiency and Profitability

[] NPLs Ratio
[] Efficiency
[] ROAE

In Conclusion:

2012 results met our business and financial targets

Mexico's economic and political landscape appears favorable over the medium term

Moderate financial system growth in Mexico reduces the risk of overleverage

Santander Mexico reaffirms its forward -looking targets

Questions and Answers

Annexes

Consolidated Income Statement

                                                                          % Change                                  %
                                         4Q12      3Q12      4Q11                        FY 2012     FY 2011     Change
                                                                       QoQ      YoY                                YoY
                                         --------- --------- ---------                   ----------- ----------- ----------
Interest income                           14,259    13,873    12,908        2.8    10.5     55,388      46,680         18.7
Interest expense                          (5,448)   (5,291)   (5,097)       3.0      6.9  (21,496)    (17,874)         20.3
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Financial margin                           8,811     8,582     7,811        2.7    12.8     33,892      28,806         17.7
Allowance for loan losses                 (2,948)   (2,535)   (2,041)      16.3    44.4    (9,445)     (6,556)         44.1
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Financial margin after allowance for        5,863    6,047     5,770      (3.0)      1.6    24,447      22,250          9.9
loan losses
Commision and fee income                    3,982     3,783     3,121       5.3    27.6     14,773      12,524         18.0
Commision and fee expense                   (643)     (718)     (625)    (10.4)      2.9   (2,570)     (2,292)         12.1
Net gain /(loss) on financial assets and      416       920      (51)    (54.8) (915.7)      2,196          888      147.3
liabilities
Othe operating income / (loss)                192        88       299    118.2   (35.8)      2,955       1,067       176.9
Administrative and promotional            (6,022)   (5,179)   (5,221)      16.3    15.3   (20,236)    (18,111)         11.7
expenses
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Total operating income                     3,788     4,941     3,293     (23.3)    15.0     21,565      16,326         32.1
Equity in results of subsidiaries and          19        18        17       5.6    11.8          73          70         4.3
associated companies
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Income from continuing operations           3,807    4,959     3,310     (23.2)    15.0     21,638      16,396         32.0
before income taxes
Current income taxes                      (1,680)   (1,359)    1,397       23.6 (220.3)    (5,858)     (4,268)         37.3
Deferred income taxes                      1,183        614   (1,315)      92.7 (190.0)      2,043       1,734         17.8
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Income from continuing operations          3,310     4,214     3,392     (21.5)    (2.4)    17,823      13,862         28.6
Discontinued operations                          0         0    4,348       0.0 (100.0)            0     4,822     (100.0)
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Consolidated net income                    3,310     4,214     7,740     (21.5)  (57.2)     17,823      18,684        (4.6)
Non-controlling interest                         0         0         2      0.0 (100.0)          (1)         (1)        0.0
---------------------------------------- --------- --------- --------- -------- -------- ----------- ----------- ----------
Net income                                 3,310     4,214     7,742     (21.5)  (57.2)     17,822      18,683        (4.6)
                                         ---------                                       -----------

Source: Company filings CNBV GAAP
Millions of pesos

Consolidated Balance Sheet

                                                   4Q12       3Q12       4Q11           % Change
                                                                                    ---------------------
                                                                                    QoQ        YoY
                                                   ---------- ---------- ---------- ---------- ----------
Cash and due from banks                                81,626     74,579     66,598        9.4      22.6
Margin accounts                                         3,995      3,817      8,276        4.7     (51.7)
Investment in securities                             169,646    202,203    222,275      (16.1)     (23.7)
Debtors under sale and repurchase agreements            9,471      4,458      3,478     112.4      172.3
Derivatives                                            80,621     89,389     85,978      (9.8)      (6.2)
Valuation adjustment for hedged financial assets          210        240        122     (12.5)      72.1
Total loan portafolio                                350,683    343,383    313,673         2.1      11.8
Allowance for loan losses                            (11,580)   (11,360)   (11,191)        1.9        3.5
Loan portafolio (net)                                339,103    332,023    302,482         2.1      12.1
Other receivables (net)                                46,159     47,415     31,912      (2.6)      44.6
Foreclosed assets (net)                                   150        172        253     (12.8)     (40.7)
Property, furniture and fixtures (net)                  4,095      3,770      5,592        8.6     (26.8)
Long-term investment in shares                            236        218        234        8.3        0.9
Deferred taxes (net)                                   10,584      9,155      8,063       15.6      31.3
Deferred charges, advance payments and intangibles      4,277      3,693      3,722       15.8      14.9
Other assets                                              164        290        190     (43.4)     (13.7)
================================================== ========== ========== ========== ========== ==========
Total assets                                        750,337    771,422    739,175       (2.7)        1.5
Deposits                                             397,546    358,606    330,870        10.9      20.2
Bank and other loans                                   27,463     34,339     19,554     (20.0)      40.4
Creditors under sale and repurchase agreements         73,290   106,306    120,590      (31.1)     (39.2)
Collateral sold or pledged as guarantee                 6,853     17,972     15,478     (61.9)     (55.7)
Derivatives                                            79,561     86,613     90,649      (8.1)     (12.2)
Other payables                                         66,756     71,702     72,493      (6.9)      (7.9)
Deferred revenues                                       1,041      1,091      1,062      (4.6)      (2.0)
================================================== ========== ========== ========== ========== ==========
Total liabilities                                   652,510    676,629    650,696       (3.6)        0.3
================================================== ========== ========== ========== ========== ==========
Total stockholders[]equity                            97,827     94,793     88,479         3.2      10.6
                                                   ----------

Source: Company filings CNBV GAAP
Millions of pesos

Mexico's Attractive Macroeconomic Environment…

GDP (% Annual Growth)

-6.5
5.5
3.9
3.9
3.6
4.1
2009
2010
2011
2012
2013E
2014E

Interest Rate (CETEs)

5.4
4.5
4.5
4.5
4.0
4.4
2009
2010
2011
2012
2013E
2014E

Inflation (% Annual)

3.6
4.4
3.8
3.6
3.7
3.7
2009
2010
2011
2012
2013E
2014E

Exchange Rate (Avg MXN/USD)

13.5
12.6
12.4
13.2
12.7
13.0
2009
2010
2011
2012
2013E
2014E

24

Santander

Mexico's Attractive Macroeconomic Environment []

Source: GDP -- INEGI
        CETE, Inflation, Exchange Rate -- BANXICO
        Estimates - SANTANDER

Deposits
7.6%
2,405
2,468
2,747
2,965
3,219
+9%
2008
2009
2010
2011
2012

- Santander grew time and term deposits above industry growth rate
- We remain among Top-3 in terms of market share

Loans
9.8%
1,890
1,968
2,127
2,462
2,751
+12%
2008
2009
2010
2011
2012

- Growth driven mainly by consumer loans
- Santander grew total loans in line with the industry

25

Santander

Loan Penetration and Savings in the System Show Positive Trends []

Source: Deposits and Loans -- CNBV Banks -- Billions of Pesos. Deposits as
reported by CNBV include term and time deposits, debt issuances and interbank loans.

Item 3

Grupo Financiero Santander México, S.A.B. de C.V.

Complementary information for the Fourth Quarter of 2012,
in compliance with the obligation of reporting transactions with derivative financial instruments.

III. Qualitative and Quantitative Information

i.	Management of policies on the use of derivative financial instruments.

The policies of the Institution allow the use of derivative products for hedging and/ or trading purposes.

The main objectives of the transactions with these products are for hedging risks and maximization of profitability.

The Institution uses the following instruments:
Forwards
Futures
Options
Swaps
Swaptions

Depending of the portfolios, strategies to be implemented may be for hedging or trading purposes.

Trading markets:
Exchange-traded
Over the Counter

Eligible counterparties: domestic and foreign counterparties having internal approvals.

The appointment of calculation agents is carried out in the legal documents dully executed by the parties. For the valuation of the instruments, the prices published by authorized Suppliers of Prices are used.

The main terms or conditions of the agreements are based in international ISDA or the domestic standard agreement.

Specific policies on margins, collaterals and credit lines are detailed in the internal manuals of the Institution.

Comprehensive Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk Management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk
The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk Management Committee and to the Board of Directors.

Market risk management consists in identifying, measuring, monitoring and controlling risks arising from fluctuations in the interest rates, FX rates, market prices and other risk factors in money markets, capital markets and derivatives markets in which the institution is exposed by its position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and/or securities held to maturity. The main characteristic that identifies securities available for sale as such is their permanent nature and they are managed as a structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for assuring the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade
In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

It is important to mention that a limitation of the historical simulation method is that the recent past will reproduce itself in the near-future

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities
Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios. As of December 2012:

MM MXP	1% NIM Sensitivity			1% MVE Sensitivity
Bank & Casa de Bolsa	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives

Balance MXP GAP	865	67	798	-2,425	667	-3,092
Balance USD GAP	124	-91	215	629	-90	719

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits
Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk
Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

Liquidity Gap

The following table shows the liquidity GAP of different maturities as of December 31, 2012:

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5y

Structural Gap	78,251	75,276	-35,326	-23,915	9,925	17,509	17,165	10,840	5,771	1,007
Non Derivative	69,738	75,160	-35,484	-23,203	9,432	18,586	19,480	10,446	-124	-4,554
Derivatives	8,513	116	158	-712	493	-1,078	-2,314	394	5,895	5,561

Credit Risk
Management of credit risk of the Institution is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a specific solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses
Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios:

a.
The probability of failure (PD) for “No Retail” portfolios is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss  = Probability of Default  x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk
Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product of the financial markets as well as the maximum term approved.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the potential loss if the counterparty stops complying with its payment obligations.  REC takes into account ratios per product for measuring the potential risk and includes the current exposure with each counterpart; in consequence, REC varies depending on the type of product and term of transaction.

Equivalent Credit Risk (REC) is defined as the amount the Bank may loss in transactions with active clients if such client does not comply with his/her obligations. A position measured via REC may be constituted by several individual transactions, in different products and different maturity dates, and the total REC for each transaction represents the global position with each counterpart.

Equivalent Credit Risk (REC) is an estimate of the amount the Institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value (mark to market) of the transaction (MtM).

In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors.  Gross Equivalent Credit Risk considers all the definitions previously described, excluding credit risk reduction because of netting or because of collateral agreements.

For the calculation of Net REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other.  The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee..

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution as of the end of December, 2012, is concentrated in 90.33% in the Sovereign Risk segment, Development Banking and Financial Institutions; 9.19% in the Corporate segment; 0.49% in the Companies segment.

Maximum Gross Equivalent Credit Risk of the lines of Counterparty Risk of the Institution at the end of December 2012 which it is related to derivatives transactions was 9,996 million USA Dollars.  According to the type of the derivative, was 5,908 million USA Dollars Gross REC related to interest rate derivatives, 3,889 million USA Dollars Gross REC related to foreign exchange derivatives, 3 million USA Dollars Gross REC related to fixed income derivatives and 196 million USA Dollars Gross REC related to equity derivatives.

The quarterly average of the Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period October-December, 2012 was 19,037.48 million USA Dollars Net REC in the Sovereign Risk, Development Banking and Financial Institutions segment; 1,708.73 million USA Dollars Net REC in Corporate segment; 95.03 million USA Dollars Net REC in the companies segment.

The Expected Loss of the Institution at the end of December, 2012, is concentrated in 22.71% in the Sovereign Risk, Development Banking and Financial Institutions segment; 71.74% in the Corporate segment; 5.55% in the Companies segment.

The quarterly average of the Expected Loss of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period October-December 2012 was 2.6 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment; 7.6 million USA Dollars in Corporate segment; 0.6 million USA Dollars in the companies segment.

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Gross Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties, which consists on Net Equivalent Credit Risk.

Considering total received collateral at the end of December 2012, 99.91% is concentrated on cash collateral and 0.09% consisted on negotiable debt obligations issued by the Government of the United Mexican States.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by the Institution are approved by the Local Committee for New Products (CLNP) and by the Global Committee for New Products (CGNP). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

The Institution is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

ii.	General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	For trading purposes

a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.
The valuation technique is to obtain the present value of the estimated future flows.

In all cases, the Institution carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	For hedging purposes

In the performance of its commercial banking activities, the Institution has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Institution achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.     A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.     The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of the Institution performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.     In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.     In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

The Institution ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when the Institution decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:
Exchange Rates
Interest Rates
Shares
Baskets of shares and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

iii.  Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

iv.   Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the fourth quarter of 2012, the Institution has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During year 2012, the number or expired derivative financial instruments and closed positions was as follows:

Description	Maturities	Closed Positions

Caps and Floors	821	27
Equity Forward	173	52
OTC Equity	7,880	282
OTC Fx	2,968	340
Swaptions	83	1
Fx Forward	3,113	294
IRS	1,477	2,397
CCS	172	61
Bond Forward	36	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the 4Q2012, there were no defaults by counterparties.

IV. Sensitivity Analysis

i.	Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (delta EQ)”

The EQ delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (delta FX)

The FX delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, in the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (VEGA)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (Rho)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

SENSITIVITY ANALYSIS
(Data in MX$)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	-2.14	0.37

Vega Risk factor
	EQ	FX	IR
Total	4.03	0.71	-6.37

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	2.02	1.65

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of the institution with respect to risk factors.

ii.	Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of the Institution.

o
Probable scenario: This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (EQ) were decreased in a standard deviation.

o	Possible scenario: Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

o	Remote scenario: under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

iii.	Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of the institution, in millions of pesos for each stress scenario:

Summary of Stress Test Analysis
Amounts in Million Mx$

Risk Profile	Stress all factors
Probable scenario	-79
Remote scenario	-1,443
Possible scenario	-493